RECEIVED The Bank of Yokohama, Ltd.
1-1 Minatomirai 3-chome, Nishi-
2004 DEC 16 P 12:09 ku, Yokohama, Kanagawa 220-8611 Japan

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-34814

December 8, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046848

SUPPL

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Interim Financial Summary Report for the six months ended September 30, 2004

2. Press release dated November 15, 2004

In addition, attached as Annex A is a list of documents enclosed, and attached as B are descriptions of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

12/21

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Faccimile 81-45-225-1160

092473-0002-08226-Tokyo 2010895.1

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishi-ku,
Yokohama, Kanagawa 220-8611 Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Interim Financial Summary Report for the six months ended September 30, 2004
(Attached hereto as Exhibit A-1)

(2) Press release dated November 15, 2004
(Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Brief Statement of Interim Financial Results and Forecast dated November 25, 2004
(Please see ANNEX B for brief Description)

(2) Press release dated November 15, 2004
(Please see ANNEX B for brief Description)

The Bank of Yokohama, Ltd
1-1, Minatomirai 3-chome, Nishi-ku
Yokohama, Kanagawa 220-8611 Japan

ANNEX B

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Brief Statement of Interim Financial Results and Forecast dated November 25, 2004

Brief Statement of Interim Financial Results and Forecast dated November 25, 2004 describing the Bank's capital, management, business, financial statements for the six months ended September 30, 2004 and other matters concerning the Bank.

(2) Press release dated November 15, 2004

Press release dated November 15, 2004 in connection with the state of progress of the Bank up to September 2004, regarding the "Functional Reinforcement Plan" in relationship banking.

File No. 82-34814
Exhibit A-1

THE BANK OF YOKOHAMA, LTD.

INTERIM REPORT(EXCERPT)
For six months ended September 30,2004

TRANSLATIO

CONTENTS

A. Digest of Interim Financial Results for six months ended September 30, 2004

1. Income status

(Unit:billion yen, %)

	September 30, 2003	September 30,2004	Increase/(Decrease)	Ratio(%)
Gross operating income	104.3	101.9	(2.4)	(2.3)
Gross operating income from domestic operations	99.5	99.7	0.2	0.2
Interest income	81.1	80.8	(0.3)	
Fees and commissions	14.3	14.9	0.6	
Trading profits	0.2	0.4	0.2	
Other operating income	3.9	3.6	(0.3)	
Gross operating income from international operations	4.8	2.2	(2.6)	(54.2)
Expenses	43.6	42.4	(1.2)	(2.6)
Of which, personnel	16.3	14.7	(1.6)	(9.6)
Of which, facilities	24.5	24.5	0.0	0.0
Net business profit (before transfer to allowance for possible loan losses)	60.7	59.5	(1.2)	(2.0)
Transfer to reserve for possible loan losses	(0.8)	(2.3)	(1.5)	
Net business profit (after transfer to reserve for possible loan losses)	61.5	61.8	0.3	0.4
Unusual profits and losses	(27.4)	(18.8)	8.6	
Of which, disposal of bad debts	24.7	27.1	2.4	
(Including transfer to reserve for possible loan losses)	23.9	24.8	0.9	
Of which,gains or losses on securities	(0.1)	9.8	9.9	
Of which, losses on devaluation of securities	0.1	0.2	0.1	
Ordinary profit	34.0	42.9	8.9	26.1
Special gains and losses	0.7	1.0	0.3	
Income taxes-deferred	14.7	17.5	2.8	
Interim net income	20.0	26.4	6.4	31.6

Disposal of bad debts (including profits on bad debt recovered)	21.9	23.3	1.4	6.8

(1) Gross Operating Income : Gross operating income from domestic operations increased by 0.2 billion yen.

As a result of continuous of profit margin expansion efforts and strengthening of commission revenues, gross operating income from domestic operations increased by 0.2billion yen, however, gross operating income from international operating decreased, therefore, Gross Operating Income decreased by 2.3% to 101.9billion yen against the previous interim period.

(Reference 1) Trend of Gross Operating Income from domestic operations and Profit Margins


Billions of yen
105
100
95
90
85
80
1.20%
1.00%
0.80%
0.60%
0.40%
Gross Operating Income from domestic operations
Profit margin from total funds
86.2
87.6
96.8
94.8
99.5
99.7
0.51%
0.60%
0.83%
0.80%
0.87%
0.89%
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

(Reference 2) Trend of income and expence for fees and commissions (from domestic operations).


< 1billion yen increase against the interim period of 2003>
Contributions by investment trusts, annuity sales commissions to individuals (0.5billion yen) and syndicate loan-related commissions (0.5billion yen).
Billions of yen
20
15
10
5
0
Expence of feeand commissions
Income of fee and commission
4.3
14.6
3.9
14.6
3.7
16.0
4.2
16.3
4.5
18.8
4.9
19.8
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

Trend of fees and commissions (from domestic operations) Billions of yen

10.3	10.7	12.3	12.1	14.3	14.9

(2) Expenses : Decreased by 2.6% as a result of further cost reduction efforts, OHR decreased to 41.5%

As a result of continuous cost reduction efforts, expenses decreased by 2.6% against the previous interim period to 42.4 billion yen, and OHR further decreased to 41.5%.

(Reference) Improvement of Expenses and OHR


Billions of yen
60
55
50
45
40
35
30
65%
55%
45%
35%
Expences
OHR
59.2%
52.8
55.8%
50.5
47.7
47.2%
45.6
46.1%
43.6
41.7%
42.4
41.5%
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

Adjusted OHR (Excluding gains or losses on bonds and bond derivatives)

55.9%	55.7%	47.9%	47.9%	41.3%	41.1%

(3) Net Business Profit : Net Business Profit before transfer to allowance for possible loan losses continues to be at a high level.

Gross operating income decreased by 2.4billion yen against the previous interim period, however, as a result of cost reduction efforts, net business profit before transfer to allowance for possible loan losses decreased by 1.2billion yen against the previous interim period to 59.5billion yen to maintain a high level. In addition, net business profit after transfer to allowance for possible loan losses increased by 0.3billion yen against the previous interim period to reach 61.8billion yen, the highest recorded amount.

(Reference) Trend of Net Business Profit before transfer to allowance for possible loan losses


<increase by 23.1 billions yen from September1999>
Increase in gross operating income by 12.7 billion yen Decrease in expenses by 10.4 billion yen.
Billons of yen
70
60
50
40
30
20
36.4
39.9
53.1
53.1
60.7
59.5
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

(4) Disposal of bad debts: 24.8billion yen, as a result of provision for borrower support for management improvements in addition to strict disposals.

With continuous strict disposal, disposal of bad debts remained at almost the same level as the previous interim period at 24.8 billion yen as a result of improving the categories of borrowers through provision of borrower support for management improvements and collections.Disposal on bad debts including recoveries of write-offs resulted in 23.3billion yen.

(5) Loss on write-down of securities : 9.8billion yen attributable mainly to outright sales.

Loss on write-down of securities resulted in 9.8billion yen attributable mainly to providing outright sales of stocks. In addition, write-off stocks resulted in 0.2billion yen.

(6) Both ordinary profits and interim net income experienced significant increases: Retained earnings remains at the 100 billion yen level.

As a result of the above, ordinary profit reached 42.9 billion yen with an increase of 8.9 billion yen and interim period net income reached 26.4billion yen with an increase of 6.4billion yen, both experiencing a dramatic increase from the previous interim period, the highest recorded amounts.The retained earnings of this interim period (retained earnings excluding allowance for earnings) accumulated to 102.4billion yen despite repayment of public funds.

2. Assets and Liabilities

(1)Loans: Loans to individuals mainly through housing loans have made an increase and the pe of loans to individuals against total loans increased to the 40% level.

As a result of efforts in concentrating on regional retail banking, loans to individuals satisfactorily progressed mainly through housing loans with an increase of 186.7billion yen against the previous interim period. The percentage of loans to individuals against total loans increased to 42.2%.

(Reference) Trend of loans to related to regional retail market (Billions of yen, %)

	September 30, 2002(A)	September 30, 2003(B)	(B)-(A)	September 30,2004(C)	(C)-(B)
Loans to small and midiumsize businesses	6,051.5	6,414.0	[5.9%] 362.5	6,155.7	[(4.0%)] (258.3)
Individuals	2,740.9	2,989.0	[9.0%] 248.1	3,175.7	[6.2%] 186.7
Residential	2,413.7	2,668.7	[10.5%] 255.0	2,858.3	[7.1%] 189.6
Housing loans	1,547.4	1,746.5	[12.8%] 199.1	1,897.9	[8.6%] 151.4
Apartment loans	866.3	922.1	[6.4%] 55.8	960.3	[4.1%] 38.2
Percentage of loans to small businesses against total loans	78.3%	81.1%	2.8%	81.9%	0.8%
Percentage of loans to individuals	35.4%	37.8%	2.4%	42.2%	4.4%

(2)Deposits : Individual deposits have steadily progressed.

Individual deposits have steadily progressed with an increase of 60.8 billion yen (increase by 0.8%) against the previous interim period mainly within the prefecture.

(Reference) Trend of Deposits (Billions of yen, %)

	September 30, 2002(A)	September 30, 2003(B)	(B)-(A)	September 30,2004(C)	(C)-(B)
Deposits (End balance)	8,658.6	9,037.8	[4.3%] 379.2	8,802.1	[(2.6%)] (235.7)
Individual	6,568.1	6,759.3	[2.9%] 191.2	6,820.1	[0.8%] 60.8
Corporations	1,732.7	1,973.8	[13.9%] 241.1	1,716.0	[(13.0%)] (257.8)

(3) Products for individuals: Revenues from investment trusts and annuities showed steady in

Balance and revenues showed steady growth.
The balance of investment trusts increased by 77.5billion yen against the previous interim period, which resulted in 339.7billion yen and commission revenue of 1.9billion yen increased by 0.3billion yen against the previous interim period. Annuities made steady progress with a balance of 69.1billion yen and an increase of 43.4 billion yen against the previous interim period and commission revenue of 0.9 billion yen with an increase of 0.2 billion yen against the previous interim period.

(Reference 1) Balance of investment trust and annuities for individuals (Billions of yen)

	September 30, 2002(A)	September 30, 2003(B)	(B)-(A)	September 30,2004(C)	(C)-(B)
Balance of investment trusts	210.5	262.2	51.7	339.7	77.5
Balance of Annuities	—	25.7	25.7	69.1	43.4

(Reference 2) Commission revenues from investment trust and annuities for individuals (Billions of yen)

	September 30, 2002(A)	September 30, 2003(B)	(B)-(A)	September 30,2004(C)	(C)-(B)
Invesment trusts (fees and commissions)	1.2	1.6	0.4	1.9	0.3
Annuities (fees and commisions)	—	0.7	0.7	0.9	0.2

(4) Securities: Stocks have decreased by 9.6billion yen due to outright sales, etc.

The book value of stocks decreased by 9.6 billion yen against the previous term through outright sales, etc. The ratio against the capital account has futher decreased to 27%.

(Reference) Trend of book value of shares and capital account


Billions of yen
Book value of shares
Capital account
Ratio of book value of shares against capital account
600
500
400
300
200
100
0
120%
100%
80%
60%
40%
20%
0%
451.1
427.0
105%
367.5
450.7
81%
267.2
447.5
59%
224.3
451.8
49%
165.6
556.2
29%
156.0
560.4
27%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
September 30,2004

Increase/(decrease) of book value of shares — Billions of yen

(74.5)	(83.6)	(100.3)	(42.9)	(58.7)	(9.6)

*Although we have taken market value appraisal since March 2001, the amount above was stated at acquisition cost.

3. Bad debts: Ratio of bad debts has decreased to the 3% level.

Bad debts (under the Financial Reconstruction Law) have decreased by 43.9 billion yen against the previous term as a result of further off-balancing, collection, etc. The ratio of bad debts has decreased by 0.3 points to 3.8%.

(Reference) Transition of credits disclosed under the Financial Reconstruction Law (Billions of yen)

Categories of credits	March 31,2003(A)	March 31,2004(B)	(B)-(A)	September 30, 2004(C)	(C)-(B)
Unrecoverable or valueless claims (in legal or virtual bankruptcy)	50.6	43.8	(6.8)	35.6	(8.2)
Doubtful claims (in possible bankruptcy)	226.2	206.8	(19.4)	189.5	(17.3)
Claims in need of special caution	126.7	84.6	(42.1)	66.3	(18.3)
Sub-total(bad debts) A	403.5	335.3	(68.2)	291.4	(43.9)
In need of caution other than claims in need of special caution	1,061.5	838.7	(222.8)	786.1	(52.6)
Claims to normal customers	6,666.4	6,944.9	278.5	6,593.8	(351.1)
Normal claims B	7,727.9	7,783.7	55.8	7,379.9	(403.8)
Total claims C=A+B	8,131.5	8,119.0	(12.5)	7,671.3	(447.7)

(%)

Ratio against total credit A/C	4.9	4.1	(0.8)	3.8	(0.3)

4. Conditions in Kanagawa Prefecture : Deposits from and loans to individuals have steadily progressed.

> The balance in both deposits from and loans to individuals in Kanagawa Prefecture made steady progress, as a result of concentration of business resources within the prefecture as a regional bank. Among them, loans to individuals showed a continued large increase at 6.0% annually.

(1) Shares in Kanagawa Prefecture


Based on a consideration of loan liquidity and its effects
30%
28%
26%
24%
22%
20%
Loans
Deposits
24.0%
24.4%
25.6%
26.5%
28.1%
27.5%
28.1%
22.8%
23.0%
22.5%
22.3%
22.7%
22.0%
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

(2) Individual deposits in Kanagawa Prefecture


Billions of yen
6,800
6,300
5,800
5,300
4,800
5,762.6
5,948.5
6,119.9
6,229.2
6,407.5
6,465.0
+3.2
+2.9
+1.8
+2.8
+0.8
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

(3)Loans to individuals in Kanagawa Prefecture


Billions of yen
3,200
2,700
2,200
1,700
1,200
2,078.0
2,175.2
2,312.1
2,537.2
2,747.5
2,913.0
+4.7
+6.3
+9.7
+8.3
+6.0
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004

※ Figures in the bar graph are the rate of increase per year.

5. Capital Ratio: The ratio of Tier 1 increased to the 8% level despite repayment of public funds

We carried out retirement by purchase through repayment of public funds, achieving a 10.97% capital ratio by an increase of 0.31points against the previous term due to conversion of convertible bonds and with an increase in Tier 1 capital as a main driver through steady accumulation of profits, which increased by 0.93 points to 8.33%. In addition, the Tier 1 ratio increased by 0.93 points to 8.33%.

(Reference) Trend of capital ratio(consolidated, based on domestic standards)


Billions of yen
Tier 1
Among public fund
Capital ratio
Tier ratio
Tier 1 ratio (excluding public funds)
600
500
400
300
200
100
0
11%
10%
9%
8%
7%
6%
5%
4%
10.03%
9.59%
10.72%
10.32%
10.66%
10.97%
402.5
424.6
422.3
423.1
489.1
517.3
Among public funds
5.66%
6.15%
6.47%
6.36%
7.40%
8.33%
4.26%
4.70%
4.93%
4.85%
5.88%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
September 30,2004

6. Deferred tax assets: Ratio to net business profits decreased to 64 %.

Deferred tax assets decreased by 12.7 billion yen to 76.0 billion yen. Addition to that, the ratio to net business profits decreased by 11points to 64%* which is below net business profits.

* Ratio to net business profit of September 2004 was calculated based on the anticipated net business profit of March 2005.

(Reference1) Improvement of ratio of deferred tax assets to net business profits (excluding deferred tax assets for net unrealized gain/(loss) on available-for-sale securities, Non-consolidated)


Billions of yen
Deferred tax assets
Ratio to net business profits
200
150
100
50
0
300%
200%
100%
0%
163.1
142.8
130.3
118.4
88.7
76.0
211%
156%
121%
113%
75%
64%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
September 30,2004

(Reference2) Ratio to Tier 1(including deferred tax assets for net unrealized gain/(loss) on available-for-sale securities, consolidated)

41.7%	34.2%	34.9%	33.0%	15.1%	14.0%

7. Prospects: We expect to continue to maintain a high level of profits in fiscal year 2004.

We expect net business profit before transfer to allowance for possible loan losses will reach 119.0 billion yen which is above fiscal year 2003 through further strengthening of profitability. Ordinary profits are expected to increase by 13.4 billion yen against the previous fiscal year to 92.0 billion yen and net income is going increase by 7.6 billion yen against the previous fiscal year to 55.0 billion yen.

< Non-consolidated> (Billions of yen)

	March 31, 2003	Prospects for the year 2004	Increase/(decrease)
Gross operating income	203.6	206.0	2.4
Gross operating income from domestic operations	195.5	200.8	5.3
Interest income	163.8	165.4	1.6
Fees and commissions	28.7	31.4	2.7
Other operating income	2.1	3.3	1.2
Gross operating income from international operations	8.0	5.2	(2.8)
Expenses	85.8	87.0	1.2
Net business profit before provision (reversal) of general allowance for possible loan losses	117.8	119.0	1.2
Disposal of bad debts	36.4	35.0	(1.4)
Gains or losses on securities	0.5	10.0	9.5
Net oprating income	78.6	92.0	13.4
Net income	47.4	55.0	7.6

< Consolidated> (Billions of yen)

	March 31, 2003	Prospects for the year 2004	Increase/(decrease)
Ordinary income	79.9	93.0	13.1
Net income	47.4	55.5	8.1

(Reference) Prospects of Interest margins for the year 2004(Domestic) (%)

	March 31, 2003	Prospects for the year 2004	Increase/(decrease)
Yield on interest earning assets A	1.89	1.88	(0.01)
Loans and bills discounted	2.09	2.06	(0.03)
Yield on fundings B	0.09	0.05	(0.04)
Deposits and NCD	0.02	0.01	(0.01)
Operating expenses	0.94	0.93	(0.01)
Total funding cost C	1.00	0.97	(0.03)
Yield spread A-B	1.80	1.83	0.03
Interest margins between loans and deposits	1.13	1.12	(0.01)
Net interest margin A-C	0.89	0.91	0.02

B. CONSOLIDATED INTERIM FINANCIAL INFORMATION
B. 連結中間決算情報

1. Consolidated Interim Balance Sheet *(Unaudited)*
1. 中間連結貸借対照表

September 30,2004
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES :	(負債の部)	
Cash and due from banks	現金預け金	406,950	Deposits	預金	8,773,103
Call loans and bills bought	ｺｰﾙﾛｰﾝ及び買入手形	532	Negotiable CDs	譲渡性預金	80,428
Commercial paper and other debts purchased	買入金銭債権	155,887	Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	388
Trading assets	特定取引資産	30,935	Trading liabilities	特定取引負債	2,053
Securities	有価証券	1,303,369	Borrowed money	借用金	33,477
Loans and bills discounted	貸出金	7,508,388	Foreign exchanges liabilities	外国為替	113
Foreign exchanges assets	外国為替	7,292	Bonds and notes	社債	85,999
Other assets	その他資産	93,904	Other liabilities	その他負債	82,441
Premises and equipment	動産不動産	144,229	Liability for employees' retirement benefits	退職給付引当金	70
Deferred tax assets	繰延税金資産	72,390	Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,995
Customers' liabilities for acceptances and guarantees	支払承諾見返	342,878	Negative goodwill	連結調整勘定	42
Allowance for possible loan losses	貸倒引当金	(78,347)	Acceptances and guarantees	支払承諾	342,878
			Total Liabilities	負債の部合計	9,423,993
			MINORITY INTERESTS STOCKHOLDERS' EQUITY:	(少数株主持分)	
			Minority interests stockholders' equity	少数株主持分	4,961
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	214,832
			Capital surplus	資本剰余金	176,449
			Retained earning	利益剰余金	138,802
			Land revaluation surplus	土地再評価差額金	32,372
			Net unrealized gain(loss) on available-for-sale securities	株式等評価差額金	14,763
			Foreign currency translation adjustments	為替換算調整勘定	(0)
			Treasury stock	自己株式	(17,762)
			Total stockholders' equity	資本の部合計	559,458
Total Assets	資産の部合計	9,988,413	Total Liabilities, Minority Interests and Stockholders' Equity	負債、少数株主持分及び資本の部合計	9,988,413

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Interim Statement of Income *(Unaudited)*
2. 中間連結損益計算書

		For six months ended September 30,2004 (Millions of yen)
Income :	経常収益	129,443
Interest income	資金運用収益	85,497
Interest on loans and discounts	(うち貸出金利息)	78,063
Interest and dividends on investment securities	(うち有価証券利息配当金)	6,155
Fees and commissions	役務取引等収益	21,636
Trading profits	特定取引収益	438
Other operating income	その他業務収益	8,529
Other income	その他経常収益	13,341
Expenses :	経常費用	85,567
Interest expenses	資金調達費用	3,184
Interest on deposits	(うち預金利息)	1,124
Fees and commissions	役務取引等費用	3,440
Trading lossses	特定取引費用	31
Other operating expenses	その他業務費用	3,925
General and administrative expenses	営業経費	43,594
Other expenses	その他経常費用	31,391
Ordinary profit	経常利益	43,875
Special gains	特別利益	2,429
Special losses	特別損失	651
Income before income taxes and minority interests	税金等調整前中間純利益	45,654
Current income taxes	法人税、住民税及び事業税	6,159
Deferred income taxes	法人税等調整額	12,302
Minority interests in net income	少数株主利益	467
Interim net income	中間純利益	26,725

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3． Consolidated Interim Statement of Retained Earnings*(Unaudited)*
３．中間連結剰余金計算書

		For six months ended September 30,2004 (Millions of yen)
Capital surplus	（資本剰余金の部）	
Balance of capital surplus at beginning of year	資本剰余金期首残高	149,839
Increase	資本剰余金増加高	26,609
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	26,564
Issuance of common stock due to capital increase	増資による新株の発行	44
Increase due to merger	自己株式処分差益	0
Balance of capital surplus at end of interim term	資本剰余金中間期末残高	176,449
Retained earnings	（利益剰余金の部）	
Balance of retained earning at beginning of year	利益剰余金期首残高	154,132
Increase	利益剰余金増加高	26,725
Interim net income	中間純利益	26,725
Decrease	利益剰余金減少高	42,055
Dividends	配当金	7,130
Retirement of treasury stock	自己株式消却額	34,842
Decrease due to transfer of land revaluation excess	土地再評価差額金取崩による減少高	83
Balance of retained earnings at end of interim term	利益剰余金中間期末残高	138,802

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Interim Statement of Cash Flows *(Unaudited)*
4. 中間連結キャッシュフロー計算書

		For six months ended September 30,2004 (Millions of yen)
1. Operating activities	Ⅰ. 営業活動によるキャッシュ・フロー	
Income before income taxes and minority interests	税金等調整前中間純利益	45,654
Depreciation	減価償却費	4,177
Amortization of goodwill	連結調整勘定償却額	(6)
Equity in earnings of associated companies	持分法による投資損益（△）	(213)
Increase (Decrease) in allowance for possible loan losses	貸倒引当金の増加額	(5,950)
Increase (Decrease) in liability for employee's retirement	退職給付引当金の増加額	8
Interest income	資金運用収益	(85,497)
Interest expenses	資金調達費用	3,184
Gains on sales, write-down and redemption of securities-net	有価証券関係損益 (△)	(8,845)
Foreign exchange losses (gains)	為替差損益（△）	(2,988)
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益（△）	646
Net decrease(increase) in trading assets	特定取引資産の純増（△）減	90,194
Net increase (decrease) in trading liabilities	特定取引負債の純増減 (△)	(563)
Net decrease in loans	貸出金の純増（△）減	438,457
Net increase(decrease) in deposits	預金の純増減（△）	(352,838)
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減 (△)	32,369
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金（劣後特約付借入金を除く）の純増減 (△)	(30,527)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金（日銀預け金を除く）の純増 (△)減	(16,752)
Net increase(decrease) in call loans and others	コールローン等の純増 (△)減	21,113
Net increase (decrease) in call money and others	コールマネー等の純増減 (△)	(519)
Net decrease(increase) in foreign exchange (assets)	外国為替（資産）の純増 (△)減	788
Net increase(decrease) in foreign exchange (liabilities)	外国為替（負債）の純増減 (△)	8
Interest and dividends received	資金運用による収入	92,970
Interest paid	資金調達による支出	(3,208)
Other-net	その他	(246,088)
Subtotal	小計	(24,425)
Income tax paid	法人税等の支払額	(3,688)
Net cash provided by (used in) operating activities	営業活動によるキャッシュ・フロー	(28,113)

2. Investing activities	Ⅱ. 投資活動によるキャッシュ・フロー	
Purchases of securities	有価証券の取得による支出	(480,932)
Proceeds from sales of securities	有価証券の売却による収入	334,337
Proceeds from maturities of securities	有価証券の償還による収入	119,677
Expenditures for premises and equipment	動産不動産の取得による支出	(2,575)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	352
Net cash provided by (used in) investing activities	投資活動によるキャッシュ・フロー	(29,141)

3. Financing activities	Ⅲ. 財務活動によるキャッシュ・フロー	
Repayment of subordinated loans	劣後特約付借入金の返済による支出	(50,000)
Proceeds from redemption of subordinated bonds, bounds with subscription rights for shares	劣後特約付社債・新株予約権付社債の償還による支出	(47)
Issuance of common stock	株式の発行による収入	89
Dividends paid	配当金支払額	(7,130)
Dividends paid to minority interests stockholders	少数株主への配当金支払額	(4)
Purchase of treasury stock	自己株式の取得による支出	(52,210)
Proceeds from sales of treasury stock	自己株式の売却による収入	3
Net cash provided by financing activities	財務活動によるキャッシュ・フロー	(109,299)

4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ. 現金及び現金同等物に係る換算差額	(15)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ. 現金及び現金同等物の増加額	(166,570)
6. Cash and cash equivalents, beginning of term	Ⅵ. 現金及び現金同等物の期首残高	547,011
7. Cash and cash equivalents, end of interim term	Ⅶ. 現金及び現金同等物の中間期末残高	380,441

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Consolidated Interim Balance Sheets*(Unaudited)*

5. 比較中間連結貸借対照表（主要内訳）

(Millions of yen)

		At September 30,2004(A)	At September 30,2003(B)	Increase/(Decrease) (A)-(B)	At March 31,2004(C)	Increase/(Decrease) (A)-(C)
ASSETS:	（資産の部）					
Cash and due from banks	現金預け金	406,950	318,817	88,133	556,767	(149,817)
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	532	611	(79)	28,002	(27,470)
Commercial paper and other debts purchased	買入金銭債権	155,887	131,739	24,148	149,257	6,630
Trading assets	特定取引資産	30,935	73,694	(42,759)	121,130	(90,195)
Securities	有価証券	1,303,369	1,347,183	(43,814)	1,298,771	4,598
Loans and bills discounted	貸出金	7,508,388	7,901,422	(393,034)	7,946,846	(438,458)
Foreign exchanges assets	外国為替	7,292	6,497	795	8,080	(788)
Other assets	その他資産	93,904	93,863	41	109,851	(15,947)
Premises and equipment	動産不動産	144,229	145,643	(1,414)	145,114	(885)
Deferred tax assets	繰延税金資産	72,390	110,101	(37,711)	73,686	(1,296)
Customers' liabilities for acceptances and guarantees	支払承諾見返	342,878	411,665	(68,787)	307,039	35,839
Allowance for possible loan losses	貸倒引当金	(78,347)	(91,900)	13,553	(84,297)	5,950
Total assets	資産の部合計	9,988,413	10,449,340	(460,927)	10,660,252	(671,839)
LIABILITIES:	（負債の部）					
Deposits	預金	8,773,103	9,011,511	(238,408)	9,125,942	(352,839)
Negotiable CDs	譲渡性預金	80,428	99,884	(19,456)	48,059	32,369
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	388	367	21	908	(520)
Trading liabilities	特定取引負債	2,053	3,193	(1,140)	2,617	(564)
Borrowed money	借用金	33,477	164,058	(130,581)	114,004	(80,527)
Foreign exchanges liabilities	外国為替	113	154	(41)	105	8
Bonds and notes	社債	85,999	66,000	19,999	85,999	(0)
Convertible bonds	新株予約権付社債	—	60,000	(60,000)	53,176	(53,176)
Other liabilities	その他負債	82,441	115,153	(32,712)	339,829	(257,388)
Liability for employees' retirement benefits	退職給付引当金	70	68	2	62	8
Allowance under special laws	特別法上の引当金	—	0	(0)	0	(0)
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,995	22,550	445	23,011	(16)
Negative goodwill	連結調整勘定	42	47	(5)	49	(7)
Acceptances and guarantees	支払承諾	342,878	411,665	(68,787)	307,039	35,839
Total liabilities	負債の部合計	9,423,993	9,954,655	(530,662)	10,100,805	(676,812)
MINORITY INTERESTS STOCKHOLDERS' EQUITY	（少数株主持分）					
Minority interests stockholders' equity	少数株主持分	4,961	4,403	558	4,520	441
STOCKHOLDERS' EQUITY:	（資本の部）					
Total stockholders' equity	資本勘定	559,458	490,282	69,176	554,926	4,532
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	9,988,413	10,449,340	(460,927)	10,660,252	(671,839)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Consolidated Interim Statements of Income*(Unaudited)*

6. 比較中間連結損益計算書（主要内訳）

For six months ended

(Millions of yen)

		At September 30,2004(A)	At September 30,2003(B)	Increase/(Decrease) (A)-(B)	For year ended March 31,2004
Income :	経常収益	129,443	129,397	46	253,274
Interest income	資金運用収益	85,497	87,451	(1,954)	175,914
Interest on loans and discounts	(うち貸出金利息)	78,063	79,429	(1,366)	159,831
Interest and dividends on investment securities	(うち有価証券利息配当金)	6,155	7,223	(1,068)	14,495
Fees and commissions	役務取引等収益	21,636	20,508	1,128	43,214
Trading profits	特定取引収益	438	244	194	771
Other operating income	その他業務収益	8,529	15,255	(6,726)	21,624
Other income	その他経常収益	13,341	5,937	7,404	11,751
Expenses :	経常費用	85,567	94,537	(8,970)	173,356
Interest expenses	資金調達費用	3,184	4,710	(1,526)	8,815
Interest on deposits	(うち預金利息)	1,124	1,425	(301)	2,577
Fees and commissions	役務取引等費用	3,440	3,449	(9)	8,558
Trading lossses	特定取引費用	31	1	30	—
Other operating expenses	その他業務費用	3,925	7,945	(4,020)	13,628
General and administrative expenses	営業経費	43,594	47,003	(3,409)	91,554
Other expenses	その他経常費用	31,391	31,427	(36)	50,798
Ordinary profit	経常利益	43,875	34,859	9,016	79,918
Special gains	特別利益	2,429	3,961	(1,532)	6,399
Special losses	特別損失	651	2,495	(1,844)	3,277
Income before income taxes and minority interests	税金等調整前中間(当期)純利益	45,654	36,325	9,329	83,040
Income taxes-current	法人税、住民税及び事業税	6,159	1,305	4,854	5,133
Income taxes-deferred	法人税等調整額	12,302	14,541	(2,239)	29,661
Minority interests in net income	少数株主利益	467	696	(229)	800
Interim net income	中間（当期）純利益	26,725	19,782	6,943	47,445

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

7. Comparison of Consolidated Interim Statements of Retained Earnings *(Unaudited)*
7. 比較中間連結剰余金計算書（主要内訳）

For six months ended

(Millions of yen)

Capital surplus	（資本剰余金の部）	At September 30,2004(A)	At September 30,2003(B)	Increase/(Decrease) (A)-(B)	For year ended March 31,2004
Balance of capital surplus at beginning of term	資本剰余金期首残高	149,839	146,281	3,558	146,281
Increase	資本剰余金増加高	26,609	142	26,467	3,558
Balance of capital surplus at end of interim term	資本剰余金中間期末(期末)残高	176,449	146,423	30,026	149,839
Retained earnings	（利益剰余金の部）				
Balance of retained earnings at beginning of term	利益剰余金期首残高	154,132	113,613	40,519	113,613
Increase	利益剰余金増加高	26,725	19,782	6,943	47,708
Decrease	利益剰余金減少高	42,055	7,210	34,845	7,189
Balance of retained earnings at end of interim term	利益剰余金中間期末（期末）残高	138,802	126,185	12,617	154,132

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

8. Comparison of Consolidated Interim Statements of Cash Flows*(Unaudited)*

8. 比較中間連結キャッシュ・フロー計算書

For six months ended

(Millions of yen)

		At September 30,2004(A)	At September 30,2003(B)	Increase/(Decrease) (A)-(B)	For year ended March 31,2004
1. Operating Activities	I. 営業活動によるキャッシュ・フロー				
Income before income taxes and minority interests	税金等調整前中間(当期)純利益	45,654	36,325	9,329	83,040
Depreciation	減価償却費	4,177	3,774	403	7,742
Amortization of goodwill	連結調整勘定償却額	(6)	(0)	(6)	1
Equity in earnings of associated companies	持分法による投資損益(△)	(213)	(212)	(1)	(370)
Increase (Decrease) in allowance for possible loan losses	貸倒引当金の増加額	(5,950)	1,674	(7,624)	(5,928)
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	–	(1,815)	1,815	(1,815)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	8	9	(1)	2
Interest income	資金運用収益	(85,497)	(87,451)	1,954	(175,914)
Interest expenses	資金調達費用	3,184	4,710	(1,526)	8,815
Losses on sales, write-down and redemption of securities-net	有価証券関係損益(△)	(8,845)	4,749	(13,594)	9,043
Foreign exchange losses (gains)	為替差損益(△)	(2,988)	5,183	(8,171)	8,407
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益(△)	646	281	365	678
Net decrease(increase) in trading assets	特定取引資産の純増(△)減	90,194	(1,164)	91,358	(48,601)
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(563)	(974)	411	(1,550)
Net decrease in loans	貸出金の純増(△)減	438,457	(10,002)	448,459	(55,426)
Net increase(decrease) in deposits	預金の純増減(△)	(352,838)	(354,943)	2,105	(240,513)
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	32,369	30,396	1,973	(21,429)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金(劣後特約付借入金を除く)の純増減(△)	(30,527)	(51)	(30,476)	(104)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金(日銀預け金を除く)の純増(△)減	(16,752)	(303)	(16,449)	5,460
Net increase(decrease) in call loans and others	コールローン等の純増(△)減	21,113	(68,741)	89,854	(113,454)
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	(519)	90	(609)	631
Net decrease(increase) in foreign exchange (assets)	外国為替(資産)の純増(△)減	788	1,085	(297)	(497)
Net increase(decrease) in foreign exchange (liabilities)	外国為替(負債)の純増減(△)	8	2	6	(46)
Interest and dividends received	資金運用による収入	92,970	97,500	(4,530)	191,428
Interest paid	資金調達による支出	(3,208)	(6,975)	3,767	(9,441)
Other-net	その他	(246,088)	31,482	(277,570)	235,302
Subtotal	小計	(24,425)	(315,370)	290,945	(124,536)
Income tax paid	法人税等の支払額	(3,688)	(1,433)	(2,255)	(2,549)
Net cash provided by (used in) operating activities	営業活動によるキャッシュ・フロー	(28,113)	(316,803)	288,690	(127,085)
2. Investing activities	II. 投資活動によるキャッシュ・フロー				
Purchases of securities	有価証券の取得による支出	(480,932)	(1,523,218)	1,042,286	(2,160,662)
Proceeds from sales of securities	有価証券の売却による収入	334,337	1,515,118	(1,180,781)	2,107,608
Proceeds from maturities of securities	有価証券の償還による収入	119,677	166,717	(47,040)	297,884
Expenditures for premises and equipment	動産不動産の取得による支出	(2,575)	(1,585)	(990)	(5,314)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	352	186	166	1,755
Proceeds from transfer of investments of a subsidiary accompanying change of scope of consolidation	連結範囲の変動を伴う子会社株式の売却による収入	–	2,418	(2,418)	2,418
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	(29,141)	159,637	(188,778)	243,690
3. Financing activities	III. 財務活動によるキャッシュ・フロー				
Repayments of subordinated loans	劣後特約付借入金の返済による支出	(50,000)	(30,000)	(20,000)	(80,000)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債・新株予約権付社債の発行による収入	–	20,000	(20,000)	40,000
Repayments of subordinated bonds and convertible bonds	劣後特約付社債・新株予約権付社債の償還による支出	(47)	–	(47)	–
Issuance of common stock	株式の発行による収入	89	7	82	15
Dividends paid	配当金支払額	(7,130)	(7,049)	(81)	(7,049)
Dividends paid to minority interests stockholders	少数株主への配当金支払額	(4)	–	(4)	–
Purchase of treasury stock	自己株式の取得による支出	(52,210)	(24)	(52,186)	(75)
Proceeds from sales of treasury stock	自己株式の売却による収入	3	5	(2)	8
Net cash provided by (used in) financing activities	財務活動によるキャッシュ・フロー	(109,299)	(17,061)	(92,238)	(47,101)
4. Foreign currency translation adjustments on cash and cash equivalents	IV. 現金及び現金同等物に係る換算差額	(15)	(26)	11	(42)
5. Net increase (decrease) in cash and cash equivalents	V. 現金及び現金同等物の増加額	(166,570)	(174,254)	7,684	69,460
6. Cash and cash equivalents, beginning of term	VI. 現金及び現金同等物の期首残高	547,011	477,551	69,460	477,551
7. Cash and cash equivalents, end of interim term	VII. 現金及び現金同等物の中間期末(期末)残高	380,441	303,296	77,145	547,011

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED INTERIM FINANCIAL INFORMATION
C. 単体中間決算情報

1. Non-Consolidated Interim Balance Sheet*(Unaudited)*
1. 第144期中中間貸借対照表

September 30,2004
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES :	(負債の部)	
Cash and due from banks	現金預け金	406,934	Deposits	預金	8,802,198
Call loans	コールローン	532	Negotiable CDs	譲渡性預金	80,428
Commercial paper and other debts purchased	買入金銭債権	155,887	Call money	コールマネー	388
Trading assets	特定取引資産	30,935	Trading liabilities	特定取引負債	2,053
Securities	有価証券	1,299,536	Borrowed money	借用金	34,477
Loans and bills discounted	貸出金	7,510,253	Foreign exchanges liabilities	外国為替	113
Foreign exchanges assets	外国為替	7,292	Bonds and notes	社債	85,000
Other assets	その他資産	93,300	Other liabilities	その他負債	59,355
Premises and equipment	動産不動産	147,234	Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,995
Deferred tax assets	繰延税金資産	66,016	Acceptances and guarantees	支払承諾	146,624
Customers' liabilities for acceptances and guarantees	支払承諾見返	146,624	*Total Liabilities*	負債の部合計	9,233,636
Allowance for possible loan losses	貸倒引当金	(70,437)	STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	214,832
			Capital surplus	資本剰余金	176,449
			Capital surplus	資本準備金	176,449
			Other capital surplus	その他資本剰余金	0
			Profits on disposition of treasury	自己株式処分差益	0
			Retained earnings	利益剰余金	139,852
			Transfer to Legal reserve	利益準備金	37,364
			Appropriated retained earnings	任意積立金	66,520
			Unappropriated retained earnings at end of interim term	中間未処分利益	35,968
			Interim net income	中間純利益	26,439
			Land revaluation surplus	土地再評価差額金	32,372
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	14,729
			Treasury stock	自己株式	(17,762)
			Total stockholders' equity	資本の部合計	560,475
Total Assets	資産の部合計	9,794,111	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	9,794,111

2. Non-Consolidated Interim Statement of Income *(Unaudited)*

2. 第144期中中間損益計算書

		For six months ended September 30,2004 (Millions of yen)
Income :	経常収益	125,630
Interest income	資金運用収益	85,345
Interest on loans and discounts	(うち貸出金利息)	77,948
Interest and dividends on investment securities	(うち有価証券利息配当金)	6,117
Fees and commissions	役務取引等収益	20,194
Trading profits	特定取引収益	438
Other operating income	その他業務収益	8,076
Other income	その他経常収益	11,575
Expenses :	経常費用	82,693
Interest expenses	資金調達費用	3,185
Interest on deposits	(うち預金利息)	1,125
Fees and commissions	役務取引等費用	5,052
Trading losses	特定取引費用	31
Other operateing expenses	その他業務費用	3,874
General and administrative expenses	営業経費	42,758
Other expenses	その他経常費用	27,790
Ordinary profit	経常利益	42,936
Special gains	特別利益	1,710
Special losses	特別損失	651
Net income before income taxes	税引前中間純利益	43,996
Income taxes-current	法人税、住民税及び事業税	4,889
Income taxes-deferred	法人税等調整額	12,667
Interim net income	中間純利益	26,439
Unappropriated retained earnings at beginning of term	前期繰越利益	44,453
Reversal of land revaluation excess	土地再評価差額金取崩額	(83)
Retirement of treasury stock	自己株式消却額	34,842
Unappropriated retained earnings at end of interim term	中間未処分利益	35,968

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Comparison of Non-Consolidated Interim Balance Sheets *(Unaudited)*

3. 比較中間貸借対照表

(Millions of yen)

		September 30,2004(A)	September 30,2003(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2004(C)	Increase/(Decrease) (A)-(C)
ASSETS:	(資産の部)					
Cash and due from banks	現金預け金	406,934	318,817	88,117	556,756	(149,822)
Call loans	コールローン	532	611	(79)	28,002	(27,470)
Commercial paper and other debts purchased	買入金銭債権	155,887	131,739	24,148	149,257	6,630
Trading assets	特定取引資産	30,935	73,694	(42,759)	121,130	(90,195)
Securities	有価証券	1,299,536	1,343,209	(43,673)	1,294,971	4,565
Loans and bills discounted	貸出金	7,510,253	7,903,194	(392,941)	7,948,935	(438,682)
Foreign exchanges assets	外国為替	7,292	6,497	795	8,080	(788)
Other assets	その他資産	93,300	93,375	(75)	109,183	(15,883)
Premises and equipment	動産不動産	147,234	148,646	(1,412)	148,119	(885)
Deferred tax assets	繰延税金資産	66,016	103,923	(37,907)	67,697	(1,681)
Customers' liabilities for acceptances and guarantees	支払承諾見返	146,624	250,127	(103,503)	154,390	(7,766)
Allowance for possible loan losses	貸倒引当金	(70,437)	(84,952)	14,515	(77,153)	6,716
Total assets	資産の部合計	9,794,111	10,288,885	(494,774)	10,509,372	(715,261)
LIABILITIES:	(負債の部)					
Deposits	預金	8,802,198	9,037,851	(235,653)	9,154,307	(352,109)
Negotiable CDs	譲渡性預金	80,428	99,884	(19,456)	48,059	32,369
Call money	コールマネー	388	367	21	908	(520)
Trading liabilities	特定取引負債	2,053	3,193	(1,140)	2,617	(564)
Borrowed money	借用金	34,477	165,058	(130,581)	115,004	(80,527)
Foreign exchanges liabilities	外国為替	113	154	(41)	105	8
Bonds and notes	社債	85,000	65,000	20,000	85,000	0
Convertible bonds	新株予約権付社債	–	60,000	(60,000)	53,176	(53,176)
Other liabilities	その他負債	59,355	92,725	(33,370)	316,560	(257,205)
Allowance under special laws	特別法上の引当金	–	0	0	0	0
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,995	22,550	445	23,011	(16)
Acceptances and guarantees	支払承諾	146,624	250,127	(103,503)	154,390	(7,766)
Total liabilities	負債の部合計	9,233,636	9,796,912	(563,276)	9,953,141	(719,505)
STOCKHOLDERS' EQUITY:	(資本の部)					
Common stock and preferred stock	資本金	214,832	184,806	30,026	188,223	26,609
Capital surplus	資本剰余金	176,449	146,423	30,026	149,839	26,610
Capital surplus	資本準備金	176,449	146,423	30,026	149,839	26,610
Other capital surplus	その他資本剰余金	0	–	0	–	0
Profit on disposition of treasury stock	自己株式処分差益	0	–	0	–	0
Retained earnings	利益剰余金	139,852	127,854	11,998	155,468	(15,616)
Transfer to Legal reserve	利益準備金	37,364	35,934	1,430	35,934	1,430
Appropriated retained earnings	任意積立金	66,520	65,764	756	65,764	756
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	35,968	26,155	9,813	53,769	(17,801)
Interim net income	中間(当期)純利益	26,439	20,079	6,360	47,409	(20,970)
Land revaluation excess	土地再評価差額金	32,372	33,226	(854)	32,289	83
Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	14,729	8	14,721	30,806	(16,077)
Treasury stock	自己株式	(17,762)	(348)	(17,414)	(396)	(17,366)
Total stockholders' equity	資本の部合計	560,475	491,972	68,503	556,231	4,244
Total liabilities and stockholders' equity	負債及び資本の部合計	9,794,111	10,288,885	(494,774)	10,509,372	(715,261)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Comparison of Non-Consolidated Interim Statements of Income *(Unaudited)*
4. 比較中間損益計算書

For six months ended

September 30,2004
(Millions of yen)

		September 30,2004(A)	September 30,2003(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2004(C)
Income :	経常収益	125,630	126,376	(746)	247,415
Interest income:	資金運用収益	85,345	87,460	(2,115)	175,765
Interest on loans and discounts	(うち貸出金利息)	77,948	79,356	(1,408)	159,619
Interest and dividends on investment securities	(うち有価証券利息配当金)	6,117	7,306	(1,189)	14,559
Fees and commissions	役務取引等収益	20,194	19,210	984	40,764
Trading profits	特定取引収益	438	244	194	771
Other operating income	その他業務収益	8,076	14,695	(6,619)	20,169
Other income	その他経常収益	11,575	4,764	6,811	9,945
Expenses :	経常費用	82,693	92,334	(9,641)	168,717
Interest expenses:	資金調達費用	3,185	4,709	(1,524)	8,806
Interest on deposits	(うち預金利息)	1,125	1,425	(300)	2,577
Fees and commissions	役務取引等費用	5,052	4,698	354	11,492
Trading losses	特定取引費用	31	1	30	0
Other operateing expenses	その他業務費用	3,874	7,882	(4,008)	13,536
General and administrative expenses	営業経費	42,758	46,377	(3,619)	90,264
Other expenses	その他経常費用	27,790	28,665	(875)	44,617
Ordinary profit	経常利益	42,936	34,042	8,894	78,697
Special gains	特別利益	1,710	3,205	(1,495)	5,144
Special losses	特別損失	651	2,491	(1,840)	3,273
Net income before income taxes	税引前中間(当期) 純利益	43,996	34,756	9,240	80,569
Income taxes-current	法人税、住民税及び事業税	4,889	71	4,818	3,596
Income taxes-deferred	法人税等調整額	12,667	14,605	(1,938)	29,562
Interim net income	中間(当期)純利益	26,439	20,079	6,360	47,409
Unappropriated retained earnings at beginning of term	前期繰越利益	44,453	6,013	38,440	6,013
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	—	84	(84)	84
Reversal of land revaluation excess	土地再評価差額金取崩額	(83)	(20)	(63)	262
Losses on disposition of treasury stocks	自己株式処分差損	—	1	(1)	1
Retirement of treasury stock	自己株式消却額	34,842	—	34,842	—
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	35,968	26,155	9,813	53,769

Note: The amounts are presented in millions of yen and are rounded dov

D. SUMMARY OF INTERIM FINANCIAL RESULTS
D. 平成16年度中間決算の概況

1.Profit and Loss **1.損益状況**
【Non-Consolidated】 **【単体】**

For six months ended (Millions of yen)

			September 30,2004(A)	(A)-(B)	September 30,2003(B)
Gross operating income	業務粗利益		101,909	(2,411)	104,320
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		104,571	(5,258)	109,829
Gross operating income from domestic operations	国内業務粗利益		99,701	208	99,493
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		102,136	(3,082)	105,218
Interest income	資金利益		80,788	(311)	81,099
Fees and commissions	役務取引等利益		14,926	664	14,262
Trading profits	特定取引利益		438	194	244
Other operating income	その他業務利益		3,548	(338)	3,886
(Of which,from gains or losses on government bonds and other bonds)	（うち国債等債券損益）		(2,435)	3,289	(5,724)
Gross operating income from international operations	国際業務粗利益		2,208	(2,618)	4,826
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		2,434	(2,177)	4,611
Interest income	資金利益		1,371	(280)	1,651
Fees and commissions	役務取引等利益		214	(35)	249
Trading profits	特定取引利益		(31)	(30)	(1)
Other operating income	その他業務利益		653	(2,273)	2,926
(Of which,from gains or losses on government bonds and other bonds)	（うち国債等債券損益）		(226)	(441)	215
Expenses(excluding extraordinary adjustments)	経費（除く臨時処理分）	(△)	42,393	(1,173)	43,566
Personnel	人件費	(△)	14,728	(1,577)	16,305
Facilities	物件費	(△)	24,485	0	24,485
Taxes	税金	(△)	3,179	404	2,775
Net business profit (before transfer to allowance for possible loan losses)	業務純益（一般貸倒引当金繰入前）		59,516	(1,237)	60,753
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		62,178	(4,084)	66,262
① Transfer to allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(2,294)	(1,519)	(775)
Net business profit	業務純益		61,810	282	61,528
(Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts))	（うち国債等債券損益（５勘定尻））		(2,661)	2,848	(5,509)
Unusual profits and losses	臨時損益		(18,874)	8,612	(27,486)
② Disposal of bad debts	②不良債権処理額	(△)	27,166	2,427	24,739
Net write-off of loans	貸出金償却	(△)	9,203	(4,664)	13,867
Net transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	15,511	5,201	10,310
Net losses on sales of non-performing loans	延滞債権等売却損	(△)	2,450	2,377	73
Others	その他	(△)	−	(487)	487
(Total credit costs (①+②))	（貸倒償却引当費用①＋②）		24,871	907	23,964
Gains or losses on securities	株式等関係損益		9,887	9,956	(69)
Gains on sales of securities	株式等売却益		10,170	6,970	3,200
Losses on sales of securities	株式等売却損	(△)	65	(3,121)	3,186
Losses on devaluation of securities	株式等償却	(△)	218	135	83
Other unusual profits	その他の臨時損益		(1,595)	1,082	(2,677)
Ordinary profit	経常利益		42,936	8,894	34,042
Special gains and losses	特別損益		1,059	345	714
Gains or losses on sales of premises and equipment	動産不動産処分損益		(646)	(370)	(276)
Gains on sales of premises and equipment	動産不動産処分益		4	2	2
Losses on sales of premises and equipment	動産不動産処分損	(△)	651	372	279
Profits on bad debt recovered	償却債権取立益		1,489	(587)	2,076
Others	その他		216	1,301	(1,085)
Net income before income taxes	税引前中間純利益		43,996	9,240	34,756
Income taxes-current	法人税、住民税及び事業税	(△)	4,889	4,818	71
Income taxes-deferred	法人税等調整額	(△)	12,667	(1,938)	14,605
Interim net income	中間純利益		26,439	6,360	20,079

Disposal of bad debts (including profits on bad debt recovered)	実質不良債権処理額（償却債権取立益含む）	23,382	1,495	21,887

Note: The amount are presented in millions of yen and are rounded down to the nearest million.

For six months ended

【Consolidated】 **【連結】** (Millions of yen)

			September 30,2004(A)	(A)-(B)	September 30,2003(B)
Consolidated gross operating income	連結粗利益		105,519	(1,834)	107,353
Interest income	資金利益		82,312	(428)	82,740
Fees and commissions	役務取引等利益		18,195	1,136	17,059
Trading profits	特定取引利益		406	163	243
Other operating income	その他業務利益		4,604	(2,705)	7,309
Operating expenses	営業経費	(△)	43,594	(3,409)	47,003
Write-off loans cost	貸倒償却引当費用	(△)	28,402	2,017	26,385
Write-off of loans	貸出金償却	(△)	11,157	(4,506)	15,663
Transfer to specific allowance for loan	個別貸倒引当金繰入額	(△)	16,518	6,839	9,679
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	(△)	(1,724)	(2,204)	480
Other write-off loans cost	その他	(△)	2,450	1,889	561
Gains or losses on equity	株式等関係損益		11,506	10,715	791
Gains or losses on investment by equity	持分法による投資損益		213	1	212
Others	その他		(1,366)	(1,257)	(109)
Ordinary profit	経常利益		43,875	9,016	34,859
Special gains and losses	特別損益		1,778	312	1,466
Interim net income before income taxes and minority interests	税金等調整前中間純利益		45,654	9,329	36,325
Income taxes-current	法人税、住民税及び事業税	(△)	6,159	4,854	1,305
Income taxes-deferred	法人税等調整額	(△)	12,302	(2,239)	14,541
Minority interests in net income	少数株主利益	(△)	467	(229)	696
Interim net income	中間純利益		26,725	6,943	19,782

Disposal of bad debts (including profits on bad debt recovered)	実質不良債権処理額 (償却債権取立益含む)	26,194	2,642	23,552

注：連結粗利益＝（資金運用収益－資金運用費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

Note:Consolidated Gross Operating Income =(Gain on Fund Management － Fund Management Cost)＋(Gain on Fee and Commissions － Fees and Commissions Cost)＋(Gain on Trading profits － Trading Profits Cost) ＋(Gain on Other Operating － Other Operating Cost)

For six months ended

(Reference) **(参考)** (Millions of Yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)
Consolidated net business profit	連結業務純益	60,274	(2,270)	62,544

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合—内部取引（配当等）

Note: Consolidated Net Business Profit = Non-Consolidated Net Business Profit (before transfer to allowance for possible loan losses)+ Ordinary profit of subsidiaries + Ordinary profit of affiliates ×share of stockholders equity －internal trade (dividend,etc)

(Number of Consolidated Subsidiaries) （連結対象会社数） (Number of companies)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)
Number of consolidated subsidiaries	連結子会社数	10	0	10
Number of companies accounted for by the equity method	持分法適用会社数	1	0	1

2.Average Balance of Use and Source of Funds (Domestics)

2．資金平残 (国内業務部門)

【Non-Consolidated】 【単体】

For six months ended (Billions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Interest-earning assets	資金運用勘定	8,968.5	(102.2)	9,070.7	211.1	8,859.6
Loans and bills discounted	貸出金	7,566.7	15.0	7,551.7	62.9	7,488.8
Loans to individuals	個人貸出	3,171.2	239.6	2,931.6	265.5	2,666.1
Securities	有価証券	1,202.9	(208.7)	1,411.6	298.6	1,113.0
Bonds	債券	1,039.5	(163.4)	1,202.9	350.9	852.0
Stocks	株式	163.4	(45.3)	208.7	(52.3)	261.0
Interest-bearing liabilities	資金調達勘定	9,038.4	(120.0)	9,158.4	176.8	8,981.6
Deposits	預金	8,778.7	5.8	8,772.9	221.9	8,551.0
Deposit from individuals	個人預金	6,779.5	51.8	6,727.7	194.6	6,533.1
External liabilities	外部負債	71.5	(99.4)	170.9	(24.0)	194.9

(Reference)Includes International operation **(参考) 全店ベース**

Interest-earning assets	資金運用勘定	9,112.4	(107.4)	9,219.8	240.6	8,979.2
Loans and bills discounted	貸出金	7,575.6	10.2	7,565.4	53.8	7,511.6
Securities	有価証券	1,265.4	(246.1)	1,511.5	342.2	1,169.3
Interest-bearing liabilities	資金調達勘定	9,151.9	(124.8)	9,276.7	206.7	9,070.0
Deposits	預金	8,890.5	0.7	8,889.8	258.2	8,631.6
External liabilities	外部負債	73.0	(99.2)	172.2	(30.4)	202.6

3.Interest Margins (Domestics)

3．利回・利鞘 (国内業務部門)

【Non-Consolidated】 【単体】

For six months ended (%)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Yield on interest-earning assets (A)	資金運用利回 A	1.85	(0.02)	1.87	(0.06)	1.93
Loans and bills discounted	貸出金利回	2.05	(0.04)	2.09	0.03	2.06
Securities	有価証券利回	0.86	0.01	0.85	(0.66)	1.51
Yield on interest-bearing liabilities (B)	資金調達利回 B	0.06	(0.03)	0.09	(0.06)	0.15
Deposits and NCD	預金利回	0.01	(0.01)	0.02	(0.02)	0.04
External debt	外部負債利回	2.81	0.75	2.06	(0.10)	2.16
Operating expenses	経費率	0.92	(0.02)	0.94	(0.07)	1.01
Total funding cost (C)	資金調達原価 C	0.96	(0.04)	1.00	(0.13)	1.13
Yield spread (A)-(B)	資金運用調達利回差 A－B	1.79	0.01	1.78	0.00	1.78
Interest margin between loans and deposits	預貸金利鞘	1.12	(0.01)	1.13	0.12	1.01
Net interest margin (A)-(C)	総資金利鞘 A－C	0.89	0.02	0.87	0.07	0.80

(Reference) Includes International operation **(参考) 全店ベース**

Yield on interest-bearing assets	資金運用利回	1.86	(0.03)	1.89	(0.08)	1.97
Loans and bills discounted	貸出金利回	2.05	(0.04)	2.09	0.03	2.06
Securities	有価証券利回	0.96	0.00	0.96	(0.65)	1.61
Yield on interest-bearing liabilities	資金調達利回	0.06	(0.04)	0.10	(0.08)	0.18
Deposits and NCD	預金利回	0.02	(0.01)	0.03	(0.02)	0.05
External debt	外部負債利回	2.77	0.72	2.05	(0.07)	2.12
Total funding cost	資金調達原価	0.98	(0.05)	1.03	(0.15)	1.18
Net interest margin	総資金利鞘	0.88	0.02	0.86	0.07	0.79

4.Gains or Losses on Investment Securities

４．有価証券関係損益

①Gains or Losses on Bonds (Government Bond,etc)　①国債等債券関係損益

【Non-Consolidated】　【単体】

For six months ended　(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Gains or losses on government bonds and other bonds (net profits on sales and redemption of bonds)	国債等債券損益（５勘定尻）	(2,661)	2,848	(5,509)	(8,077)	2,568
Gains on sales	売却益	1,211	(1,117)	2,328	(2,915)	5,243
Gains on redemption	償還益	2	(42)	44	25	19
Losses on sales	売却損	2,443	(4,057)	6,500	5,112	1,388
Losses on redemption	償還損	1,431	56	1,375	70	1,305
Losses on devaluation	償却	–	(6)	6	6	–

②Gains or Losses on Stocks　②株式等損益

【Non-Consolidated】　【単体】

For six months ended　(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Gains or losses on equities (net profit on sales and devaluation)	株式等損益（３勘定尻）	9,887	9,956	(69)	19,203	(19,272)
Gains on sales	売却益	10,170	6,970	3,200	579	2,621
Losses on sales	売却損	65	(3,121)	3,186	2,724	462
Losses on devaluation	償却	218	135	83	(21,348)	21,431

(Reference)Outright Sales of Stocks　（参考）株式の売切状況

For six months ended　(Millions of yen)

		September 30,2004(A)	For the year ended March 31,2003		For the year ended March 31,2002	
				September 30,2003(B)		September 30,2002(C)
Outright sales	株式売切額	9,673	63,820	36,007	14,882	9,218
As of 31 March 2004	期末株式残高	156,044	165,628	191,355	224,341	237,701

5.Gains or Losses from Valuation of Marketable Securities　５．有価証券の評価損益

①Valuation Standards of Investment Securities　①有価証券の評価基準

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profit and loss)	時価法（評価差額を損益処理）
Held to maturity securities	満期保有目的の債券	Depreciation Cost Method	償却原価法
Other securities	その他有価証券	Market Value Method (Valuation differences are included directly into capital)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

②Gains or Losses from Valuation　②評価損益

【Non-Consolidated】　**【単体】**　(Millions of yen)

		September 30,2004(A)				March 31, 2004(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held to maturity	満期保有目的	(58)	24	11	69	(82)	17	100
Other securities	その他有価証券	24,809	(27,079)	40,103	15,294	51,888	66,302	14,413
Stocks	株式	22,978	(26,134)	37,499	14,521	49,112	62,350	13,238
Bonds	債券	1,785	(332)	2,114	329	2,117	2,881	763
Others	その他	45	(613)	489	443	658	1,070	412
Total	合計	24,750	(27,056)	40,114	15,364	51,806	66,320	14,514
Stocks	株式	22,978	(26,134)	37,499	14,521	49,112	62,350	13,238
Bonds	債券	1,726	(309)	2,125	399	2,035	2,898	863
Others	その他	45	(613)	489	443	658	1,070	412

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table.

【Consolidated】　**【連結】**　*(Millions of yen)*

		September 30,2004(A)				March 31, 2004(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held to maturity	満期保有目的	(58)	24	11	69	(82)	17	100
Other securities	その他有価証券	24,758	(27,129)	40,113	15,355	51,887	66,318	14,430
Stocks	株式	22,927	(26,184)	37,510	14,582	49,111	62,366	13,254
Bonds	債券	1,785	(332)	2,114	329	2,117	2,881	763
Others	その他	45	(613)	489	443	658	1,070	412
Total	合計	24,699	(27,106)	40,125	15,425	51,805	66,336	14,530
Stocks	株式	22,927	(26,184)	37,510	14,582	49,111	62,366	13,254
Bonds	債券	1,726	(309)	2,125	399	2,035	2,898	863
Others	その他	45	(613)	489	443	658	1,070	412

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between consolidated balance sheet amount and cost are recorded in the above table.

6. Expenses and Employees　　6．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】　For six months ended　(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Personnel	人件費	14,728	(1,577)	16,305	(1,685)	17,990
Facilities	物件費	24,485	0	24,485	(364)	24,849
Of which, computer systems related	システム関連経費	6,694	58	6,636	1,068	5,568
Taxes	税金	3,179	404	2,775	(55)	2,830
Expenses	経費	42,393	(1,173)	43,566	(2,104)	45,670

(Reference)　（参考）　(%)

OHR	ＯＨＲ	41.5	(0.2)	41.7	(4.4)	46.1

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】　For six months ended　(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Salaries and allowance	給料・手当	12,273	(991)	13,264	(1,433)	14,697
Retirement allowance cost	退職給付費用	816	(2,864)	3,680	(162)	3,842
Welfare	福利厚生費	137	(22)	159	22	137
Depreciation	減価償却費	4,172	567	3,605	(106)	3,711
Rent of premises and equipment	土地建物機械賃借料	2,815	(608)	3,423	(496)	3,919
Building for repairing expense	営繕費	125	22	103	7	96
Stationery and supplies	消耗品費	594	(1)	595	1	594
Utilities	給水光熱費	678	(2)	680	(55)	735
Allowance of business trips	旅費	51	(8)	59	7	52
Cable and telex	通信費	562	11	551	(128)	679
Advertisement	広告宣伝費	335	(83)	418	(30)	448
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	219	(4)	223	(4)	227
Taxes	租税公課	3,179	404	2,775	(55)	2,830
Others	その他	16,796	(38)	16,834	509	16,325
General expense	営業経費	42,758	(3,619)	46,377	(1,921)	48,298

③Employees and Officers　③人員の推移

【Non-Consolidated】【単体】　(Number of people)

		September 30,2004(A)	(A)-(B)	March 31,2004(B)	(A)-(C)	September 30,2003(C)
Total employees	総人員	3,499	68	3,431	(196)	3,695
In-house employees	実働人員	2,926	68	2,858	(125)	3,051
Directors and auditors	役員	12	2	10	0	12
Executive officers	執行役員	8	1	7	1	7

④Branches　④店舗等の推移

《Domestic Branch》《国内店舗数の推移》

【Non-Consolidated】【単体】　(Number of branches)

		September 30,2004(A)	(A)-(B)	March 31,2004(B)	(A)-(C)	September 30,2003(C)
Full-banking branches	フルバンキング店舗	58	0	58	0	58
Functionally specialized outlets	機能特化店舗	130	0	130	3	127
Sub-branches	出張所	26	0	26	0	26
Total	店舗数	188	0	188	3	185
ATM locations	無人店舗数	346	1	345	41	305
Housing Loan Centers	住宅ローンセンター	27	0	27	1	26

《Overseas》《海外拠点数の推移》

【Non-Consolidated】【単体】　(Number of branches)

		September 30,2004(A)	(A)-(B)	March 31,2004(B)	(A)-(C)	September 30,2003(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	0	4
Total	拠点数	4	0	4	0	4
Subsidiaries	現地法人	0	0	0	0	0

7. Net business profit　7．業務純益

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Net business profit(before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前）	59,516	(1,237)	60,753	7,566	53,187
As per employee (in thousands of yen)	職員一人当たり（千円）	20,579	729	19,850	4,184	15,666
Net business profit	業務純益	61,810	282	61,528	10,292	51,236
As per employee (in thousands of yen)	職員一人当たり（千円）	21,373	1,269	20,104	5,013	15,091

8.Return On Equity　8．ROE

【Non-Consolidated】【単体】

For six months ended (%)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Net business profit(before transfer to allowance for possible loan losses) per shareholders' common equity	業務純益（一般貸倒繰入前）ベース	23.41	(9.25)	32.66	1.85	30.81
Net income per shareholders' common equity	中間純利益ベース	10.40	(0.39)	10.79	9.06	1.73

9.Return On Assets　9．ROA

【Non-Consolidated】【単体】

For six months ended (%)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Net business profit (before transfer to allowance for possible loan losses) per total	業務純益（一般貸倒繰入前）ベース	1.21	(0.02)	1.23	0.13	1.10
Net income per total average assets	中間純利益ベース	0.53	0.13	0.40	0.34	0.06

10. Retirement Allowance　10．退職給付関連

①Projected benefits obligation　①退職給付債務残高

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Projected benefits obligation at beginning of fiscal year	退職給付債務（期首）	67,978	(9,581)	77,559	(39,834)	117,393
(Discount rate)	（割引率）	2.5%	0.0%	2.5%	(0.5%)	3.0%
Plan assets at beginning of fiscal year	年金資産（期首）	61,862	14,354	47,508	(40,002)	87,510
Reserve for employees' retirement benefit at beginning of fiscal year	退職給付引当金（期首）	–	–	–	–	–
Prepaid pension cost at beginning of fiscal year	前払年金費用（期首）	(26,378)	(4,400)	(21,978)	(5,857)	(16,121)
Unrecognized prior service cost at beginning of fiscal year	未認識過去勤務債務（期首）	(3,834)	(3,834)	–	–	–
Unrecognized net actuarial difference at beginning of fiscal year	未認識数理計算上の差異（期首）	36,329	(15,699)	52,028	6,024	46,004

【Consolidated】【連結】

For six months ended (Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Projected benefits obligation at beginning of fiscal year	退職給付債務（期首）	68,103	(9,577)	77,680	(39,832)	117,512

For six months ended

②Retirement Allowance Costs **②退職給付費用**

【Non-Consolidated】 **【単体】**

(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Retirement allowance costs	退職給付費用	599	(5,293)	5,892	2,050	3,842
Employment costs	勤務費用	595	(177)	772	(371)	1,143
Interest costs	利息費用	848	(77)	925	(835)	1,760
Expected operation gains	期待運用収益	(880)	(195)	(685)	820	(1,505)
Prior service cost	過去勤務債務の費用処理額	(1,533)	(767)	(766)	(766)	—
Net actuarial loss	数理計算上の差異の費用処理額	1,426	(369)	1,795	206	1,589
Others	その他	142	(3,708)	3,850	2,996	854

Note:Interim period of 2003 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

For six months ended

【Consolidated】 **【連結】**

(Millions of yen)

		September 30,2004(A)	(A)-(B)	September 30,2003(B)	(B)-(C)	September 30,2002(C)
Retirement allowance costs	退職給付費用	618	(5,295)	5,913	(2,053)	3,860

11. Diferred Tax Assets １１．繰延税金資産

Tax effects of the items comprising net deferred tax assets and liabilities **繰延税金資産・負債の主な発生原因別内訳**

【Non-Consolidated】 **【単体】**

(Billions of yen)

		September 30,2004(A)	(A)-(B)	March 31,2004(B)	(A)-(C)	March 31,2003(C)
Allowance for possible loan losses	貸倒引当金	72.5	(8.3)	80.8	(31.1)	103.6
Write down of securities	有価証券有税償却	4.7	(4.4)	9.1	(7.4)	12.1
Unrealized losses on securities available for sale	その他有価証券評価差額金	—	—	—	(13.7)	13.7
Net operating loss carry forwards	繰越欠損金	—	—	—	—	—
Others	その他	9.1	1.1	8.0	(1.5)	10.6
Subtotal deferred tax assets (A)	繰延税金資産小計 A	86.5	(11.4)	97.9	(53.6)	140.1
Valuation allowance (B)	評価性引当額 B	0.9	0.2	0.7	0.9	—
Total deferred tax assets(A-B) (C)	繰延税金資産合計（A－B） C	85.6	(11.5)	97.1	(54.5)	140.1
Unrealized losses on securities available for sale	その他有価証券評価差額金	10.0	(11.0)	21.0	10.0	—
Gains on placing trust for retirement benefits	退職給付信託設定益	7.1	0.0	7.1	0.1	7.0
Others	その他	2.3	1.1	1.2	1.4	0.9
Total deferred tax liabilities (D)	繰延税金負債合計 D	19.5	(9.9)	29.4	11.5	8.0
Net deferred tax assets (C-D)	繰延税金資産の計上額（C－D）	66.0	(1.6)	67.6	(66.1)	132.1

12.Capital Ratio (Domestic Standards)　　１２．自己資本比率（国内基準）

【Consolidated】　【連結】　(Billions of yen)

		As of September 30,2004(A)	(A)-(B)	As of March 31,2004(B)	(A)-(C)	As of September 30,2003(C)
(1)Capital ratio	(1) 自己資本比率　(5)÷(6)	10.97 %	0.31 %	10.66 %	0.14 %	10.83 %
Tier I capital ratio	Tier I 比率 (2)÷ (6)	8.33 %	0.93 %	7.40 %	1.33 %	7.00 %
(2)Tier I capital	(2) Tier I	517.3	28.2	489.1	55.9	461.4
Common stock	資本金	214.8	26.6	188.2	30.0	184.8
Of which, proferred stock (non-cumulative)	うち非累積的永久優先株	−	(50.0)	50.0	(50.0)	50.0
Capital surplus	資本剰余金	176.4	26.6	149.8	30.0	146.4
Retained earnings	利益剰余金	138.8	(8.1)	146.9	12.7	126.1
Minority interests stockholders equity of affiliate companies	連結子会社の少数株主持分	4.9	0.4	4.5	0.5	4.4
The amount of unrealized gains or loss on securities	その他有価証券の評価差損	−	−	−	0.0	(0.0)
Treasury stock	自己株式	(17.7)	(17.4)	(0.3)	(17.4)	(0.3)
Others	その他	(0.0)	0.0	(0.0)	0.0	(0.0)
(3)Tier II capital	(3)Tier II	164.8	(52.2)	217.0	(88.7)	253.5
Allowance for possible loan losses	一般貸倒引当金	24.9	(2.2)	27.1	(8.5)	33.4
The amount of land revaluation excess includable as qualifying capital	自己資本に計上された土地再評価差額	24.9	0.1	24.8	(0.2)	25.1
Subordinated loans ,etc	負債性資本調達手段等	114.9	(50.0)	164.9	(80.1)	195.0
(4)Deductions	(4) 控除項目	1.2	0.0	1.2	(0.2)	1.4
(5)Owned Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) − (4)	680.8	(24.1)	704.9	(32.7)	713.5
(6)Risk-weighted Assets	(6) リスクアセット	6,202.7	(407.3)	6,610.0	(384.8)	6,587.5
Of which, on balanced	うちオンバランス	5,974.5	(425.7)	6,400.2	(394.8)	6,369.3
Of which, off balanced	うちオフバランス	228.2	18.5	209.7	10.1	218.1

【Non-Consolidated】　【単体】　(Billions of yen,%)

		As of September 30,2004(A)	(A)-(B)	As of March 31,2004 (B)	(A)-(C)	As of September 30,2003(C)
(1)Capital ratio	(1) 自己資本比率　(5)÷(6)	10.90 %	0.29 %	10.61 %	0.11 %	10.79 %
Tier I capital ratio	Tier I 比率 (2)÷ (6)	8.33 %	0.94 %	7.39 %	1.32 %	7.01 %
(2)Tier I capital	(2) Tier I	513.3	27.3	486.0	54.6	458.7
Common stock	資本金	214.8	26.6	188.2	30.0	184.8
Of which, proferred stock (non-cumulative)	うち非累積的永久優先株	−	(50.0)	50.0	(50.0)	50.0
Capital surplus	資本準備金	176.4	26.6	149.8	30.0	146.4
Other capital surplus	その他資本剰余金	0.0	0.0	−	0.0	−
Earned surplus reserve	利益準備金	37.3	0.0	37.3	1.4	35.9
Appropriated retained earnings	任意積立金	66.5	0.0	66.5	0.8	65.7
Unappropriated, retained earnings to be carried forward	次期繰越利益	35.9	(8.5)	44.4	9.8	26.1
The amount of unrealized gains or loss on securities	その他有価証券の評価差損（△）	−	−	−	−	−
Treasury stock	自己株式（△）	(17.7)	(17.4)	(0.3)	(17.4)	(0.3)
Others	その他	(0.0)	0.0	(0.0)	0.0	(0.0)
(3)Tier II capital	(3)Tier II	159.5	(52.3)	211.8	(89.0)	248.5
Allowance for possible loan losses	一般貸倒引当金	19.6	(2.3)	21.9	(8.8)	28.4
The amount of land revaluation excess includable as qualifying capital	自己資本に計上された土地再評価差額	24.9	0.1	24.8	(0.2)	25.1
Subordinated loans ,etc	負債性資本調達手段等	114.9	(50.0)	164.9	(80.1)	195.0
(4)Deductions	(4) 控除項目	0.8	0.0	0.8	0.0	0.8
(5)Owned Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) − (4)	672.1	(24.8)	696.9	(34.3)	706.4
(6)Risk-weighted Assets	(6) リスクアセット	6,162.7	(405.1)	6,567.8	(379.6)	6,542.3
Of which, on balanced	うちオンバランス	5,971.7	(425.8)	6,397.5	(394.6)	6,366.3
Of which, off balanced	うちオフバランス	191.0	20.8	170.2	15.0	176.0

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information　　　1. リスク管理債権の状況

【Non-Consolidated】　　【単体】　　(Millions of yen)

Risk managed loans	リスク管理債権	September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to customers in bankruptcy	破綻先債権額	10,514	(4,212)	(2,980)	14,726	13,494
Past due loans	延滞債権額	212,800	(20,996)	(37,312)	233,796	250,112
Accruing loans contractually past due 3 months or more	3ヵ月以上延滞債権額	14,705	6,652	3,184	8,053	11,521
Restructured loans	貸出条件緩和債権額	51,610	(25,012)	(46,326)	76,622	97,936
Total	合計	289,630	(43,569)	(83,434)	333,199	373,064
(Amount of partial direct write-off)	(部分直接償却額)	149,528	(19,374)	(15,017)	168,902	164,545
Loans and bills discounted	貸出金残高（末残）	7,510,253	(438,682)	(392,941)	7,948,935	7,903,194

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrude interest for non-performing loan are based on borrowers classification under the self-assesment guide lines.

【Non-Consolidated】　　【単体】　　(%)

Percentage against total loans and bills discounted	貸出残高比率	September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to customers in bankruptcy	破綻先債権額	0.1	0.0	0.0	0.1	0.1
Past due loans	延滞債権額	2.8	(0.1)	(0.3)	2.9	3.1
Accruing loans contractually past due 3 months or more	3ヵ月以上延滞債権額	0.1	0.0	0.0	0.1	0.1
Restructured loans	貸出条件緩和債権額	0.6	(0.3)	(0.6)	0.9	1.2
Total	合計	3.8	(0.3)	(0.9)	4.1	4.7

【Consolidated】 【連結】 (Millions of yen)

Risk managed loans	リスク管理債権	September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to customers in bankruptcy	破綻先債権額	10,675	(4,277)	(2,819)	14,952	13,494
Past due loans	延滞債権額	201,245	(18,690)	(34,573)	219,935	235,818
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	14,798	6,745	3,196	8,053	11,602
Restructured loans	貸出条件緩和債権額	57,999	(24,875)	(46,301)	82,874	104,300
Total	合計	284,718	(41,097)	(80,498)	325,815	365,216
(Amount of partial direct write-off)	(部分直接償却額)	159,765	(18,795)	(16,008)	178,560	175,773
Loans and bills discounted	貸出金残高（末残）	7,508,388	(438,458)	(393,034)	7,946,846	7,901,422

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrude interest for non-performing loan are based on borrowers classification under the self-assesment guide lines.

【Consolidated】 【連結】 (%)

Percentage of loans and bills discounted	貸出残高比率	September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to customers in bankruptcy	破綻先債権額	0.1	0.0	0.0	0.1	0.1
Past due loans	延滞債権額	2.6	(0.1)	(0.3)	2.7	2.9
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	0.1	0.0	0.0	0.1	0.1
Restructured loans	貸出条件緩和債権額	0.7	(0.3)	(0.6)	1.0	1.3
Total	合計	3.7	(0.3)	(0.9)	4.0	4.6

2.Allowance for Possible Loan Losses

２．貸倒引当金の状況

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Allowance for possible loan losses	貸倒引当金	70,437	(6,716)	(14,515)	77,153	84,952
General allowance for possible loan losses	一般貸倒引当金	19,663	(2,294)	(8,832)	21,957	28,495
Specific allowance for possible loan losses	個別貸倒引当金	50,773	(4,422)	(5,683)	55,195	56,456
Specific allowance for certain overseas loans	特定海外債権引当勘定	—	—	—	—	—

【Consolidated】 【連結】 (Millions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Allowance for possible loan losses	貸倒引当金	78,347	(5,950)	(13,553)	84,297	91,900
General allowance for possible loan losses	一般貸倒引当金	24,909	(2,272)	(8,558)	27,181	33,467
Specific allowance for possible loan losses	個別貸倒引当金	53,437	(3,678)	(4,995)	57,115	58,432
Specific allowance for certain overseas loans	特定海外債権引当勘定	—	—	—	—	—

3.Percentage of Allowance to Total Risk Managed Loans

３．リスク管理債権に対する引当率

【Non-Consolidated】 【単体】 (%)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	46.3	1.0	4.7	45.3	41.6
After Partial Direct Write-Off	部分直接償却後	17.5	1.0	2.4	16.5	15.1
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	50.8	1.2	3.9	49.6	46.9
After Partial Direct Write-Off	部分直接償却後	24.3	1.2	1.6	23.1	22.7

【Consolidated】 【連結】 (%)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	48.7	1.3	4.9	47.4	43.8
After Partial Direct Write-Off	部分直接償却後	18.7	1.2	2.8	17.5	15.9
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	54.3	1.5	4.3	52.8	50.0
After Partial Direct Write-Off	部分直接償却後	27.5	1.7	2.4	25.8	25.1

4.Credits disclosed under the Financial Reconstruction Law　　４．金融再生法開示債権

【Non-Consolidated】　【単体】　(Millions of Yen)

			September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Unrecoverable or valueless claims		破産更正債権及びこれらに準ずる債権	35,603	(8,214)	(18,263)	43,817	53,866
Doubtful claims		危険債権	189,522	(17,295)	(22,242)	206,817	211,764
Claims in need of special caution		要管理債権	66,315	(18,361)	(43,142)	84,676	109,457
Sub-total	(A)	要管理債権以下 計 A	291,441	(43,869)	(83,647)	335,310	375,088
Claims in need of caution (excluding loan in need of special caution)		要管理債権以外の要注意先債権	786,120	(52,608)	(166,688)	838,728	952,808
Claims to normal borrowers (excluding in need of caution)		正常先債権	6,593,807	(351,170)	(245,289)	6,944,977	6,839,096
Sub-total		正常債権 計	7,379,928	(403,777)	(411,977)	7,783,705	7,791,905
Total	(B)	合計 B	7,671,370	(447,646)	(495,623)	8,119,016	8,166,993

In need of special caution based on borrowers classification under the self-assessment guideline		要管理先債権	149,866	(28,001)	24,200	177,867	125,666
Percentage of credits in need of special caution or below	(A)/(B)	要管理債権以下の割合 A／B (%)	3.8	(0.3)	(0.7)	4.1	4.5

【Consolidated】　【連結】　(Millions of Yen)

			September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Unrecoverable or valueless claims		破産更正債権及びこれらに準ずる債権	38,990	(8,607)	(19,314)	47,597	58,304
Doubtful claims		危険債権	175,407	(14,495)	(18,087)	189,902	193,494
Claims in need of special caution		要管理債権	72,797	(18,131)	(43,106)	90,928	115,903
Sub-total	(C)	要管理債権以下 計 C	287,195	(41,233)	(80,507)	328,428	367,702
Claims in need of caution (excluding loan in need of special caution)		要管理債権以外の要注意先債権	794,012	(54,085)	(168,068)	848,097	962,080
Claims to normal borrowers (excluding in need of caution)		正常先債権	6,661,646	(356,923)	(257,198)	7,018,569	6,918,844
Sub-total		正常債権 計	7,455,658	(411,009)	(425,267)	7,866,667	7,880,925
Total	(D)	合計 D	7,742,854	(452,241)	(505,774)	8,195,095	8,248,628

In need of special caution based on borrowers classification under the self-assessment guideline		要管理先債権	157,822	(27,863)	24,283	185,685	133,539
Percentage of credits in need of special caution or below	(C)/(D)	要管理債権以下の割合 C／D (%)	3.7	(0.3)	(0.7)	4.0	4.4

5.Coverage of credits disclosed under the Financial Reconstruction Law　　５．金融再生法開示債権の保全状況

【Non-Consolidated】　【単体】　(Millions of Yen)

			September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Coverage amount	(A)	保全額 A	238,041	(34,743)	(61,743)	272,784	299,784
Allowance for possible loan losses		貸倒引当金	57,984	(6,235)	(10,743)	64,219	68,727
Collateral and guarantees		担保保証等	180,056	(28,509)	(51,001)	208,565	231,057
Unrecoverable or valueless, doubtful, in need of special caution	(B)	破産更正債権及びこれらに準ずる債権、危険債権、要管理先債権 計 B	374,992	(53,510)	(16,304)	428,502	391,296
Coverage ratio(%)	(A)/(B)	保全率 (%) A／B	63.47	(0.19)	(13.14)	63.66	76.61

(Reference) Coverage of credits of borrowers classification　（参考）債務者毎の保全率推移　(Millions of Yen)

Unrecoverable or valueless	破産更正債権及びこれらに準ずる債権	35,603	(8,214)	(18,263)	43,817	53,866
Allowance for possible loan losses	貸倒引当金	6,766	1,570	(68)	5,196	6,834
Collateral and guarantees	担保保証等	28,837	(9,783)	(18,195)	38,620	47,032
Coverage ratio(%)	保全率 (%)	100.00	0.00	0.00	100.00	100.00
Doubtful	危険債権	189,522	(17,295)	(22,242)	206,817	211,764
Allowance for possible loan losses	貸倒引当金	43,826	(5,945)	(5,514)	49,771	49,340
Collateral and guarantees	担保保証等	107,698	(5,657)	(11,678)	113,355	119,376
Coverage ratio(%)	保全率 (%)	79.95	1.08	0.28	78.87	79.67
In need of special caution based on borrowers classification under the self-assessment	要管理先債権	149,866	(28,001)	24,200	177,867	125,666
Allowance for possible loan losses	貸倒引当金	7,391	(1,859)	(5,161)	9,250	12,552
Collateral and guarantees	担保保証等	43,520	(13,069)	(21,128)	56,589	64,648
Coverage ratio(%)	保全率 (%)	33.97	(3.04)	(27.46)	37.01	61.43

RESERVE COVERAGE RATIO・TOTAL COVERAGE RATIO 引当率・保全率

【Non-consolidated】 【単体】

(Billions of yen)
(単位：10億円)

Borrowers classification under the self-assessment guide lines 自己査定における債務者区分	Claims disclosed under the Financial Revitalization Law 金融再生法に基づく開示債権	Categories 分類: No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Allowance 引当金	Allowance coverage ratio 引当率	Total coverage ratio 保全率
Legal bankruptcy 破綻先 10.7 (△4.3) Virtual bankruptcy 実質破綻先 24.8 (△3.9)	Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 35.6 (△8.2)	Covered by Allowance, collaterals and guarantees 引当金・担保・保証等による保全部分 13.0 (△4.1)	22.5 (△4.1)	Entirely reserved 全額引当 0.0 (0.0)	Entirely reserved, or direct write-off 全額償却・引当 0.0 (0.0)	6.7	100%	100%
Possible bankruptcy 破綻懸念先 189.5 (△17.3)	Doubtful 危険債権 189.5 (△17.3)	Covered by allowances, collaterals and guarantees 引当金・担保・保証等による保全部分 66.9 (△4.9) [23.1]	84.5 (△6.8) [84.5]	Partially reserved 必要額を引当 37.9 (△5.7) [81.8]		43.8	53.56%	79.95%
In need of caution: In need of special caution 要管理先 149.8 (△28.0)	In need of special caution 要管理債権 66.3 (△18.3)	Covered by collateral (担保) 43.5 Non-covered (信用) 106.3 11.7 (1.9)	138.1 (△29.9)	※[ ]: Classified loans before reserve ※[ ]内の計数は引当前の分類額		7.3	6.95%	33.97%
要注意先 852.4 (△71.0): Other than in need of special caution 要管理先以外の要注意先 702.5 (△43.0)		260.7 (△11.2)	441.8 (△31.7)			8.8	1.25%	
Normal 正常先 6,593.8 (△351.1)	Normal 正常債権 7,379.9 (△403.8)	6,593.8 (△351.1)				3.4	0.05%	

Total 合計	Total 合計	No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Total 合計	Total coverage ratio
7,671.3	7,671.3	6,946.2	687.0	37.9	0.0	70.2	63.47%
(△447.7)	(△447.7)	(△369.5)	(△72.5)	(△5.7)	(0.0)		
100.0%		90.5%	9.0%	0.5%	0.0%		

※（　）: Amount of increase compared with that of March 31,2004
※（△）: Amount of decrease compared with that of March 31,2004
※（　）内の計数は１６年３月期比増減額

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS

資産内容の開示における各種基準の比較

【Non-consolidated】【単体】

(Billions of yen)
(単位：10億円)

Borrowers classification under the self-assessment guide lines 自己査定における債務者区分 (Credit exposures) (対象：総与信)	Claims disclosed under the Financial Revitalization law 金融再生法に基づく開示債権 (Credit exposures) (対象：総与信)	(Loans only) (うち貸出金)		Risk-managed loans under the Banking law リスク管理債権 (Object: Loans) (対象：貸出金)
Legal bankruptcy 破綻先 10.7	Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 35.6	34.0	10.5	Loans to customers in bankruptcy 破綻先債権 10.5
Virtual bankruptcy 実質破綻先 24.8			23.5	Past due loans 延滞債権 212.8
Possible bankruptcy 破綻懸念先 189.5	Doubtful 危険債権 189.5	189.2		
In need of caution 要注意先 852.4: In need of special caution 要管理先 149.8	In need of special caution 要管理債権 66.3 (※)	66.3	14.7	Accruing loans cotractually past due 3 months or more 3ヶ月以上延滞債権 14.7
			51.6	Restructuered loans 貸出条件緩和債権 51.6
	Sub total 小計 291.4	Sub total 小計 289.6		Total 合計 289.6
Other than in need of special caution 要管理先以外の要注意先 702.5	Normal 正常債権 7,379.9	7,220.6		
Normal 正常先 6,593.8				
Total 合計 7,671.3	Total 合計 7,671.3	Total 合計 7,510.2		

(※) 要管理債権は貸出金のみ

(※) Loans only

6 Off-balanced credits

６．オフバランス化の状況

【Non-Consolidated】

【単体】

①The amount of doubtful claims or below, under the financial reconstruction low

①危険債権以下（金融再生法基準）の債権残高

(Billions of Yen)

		September 30,2004(A)	1 Apr 04-30 Sep 04 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2004(B)
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	35.6	(8.2)	6.9	15.1	43.8
Doubtful claims	危険債権	189.5	(17.3)	41.2	58.5	206.8
Total	合計	225.1	(25.5)	48.2	73.7	250.6

		March 31,2004(A)	1 Apr 03-31 Mar 03 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2003(B)
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	43.8	(6.8)	10.2	17.1	50.6
Doubtful credits	危険債権	206.8	(19.4)	40.0	59.4	226.2
Total	合計	250.6	(26.2)	50.3	76.5	276.8

		March 31,2003(A)	1 Apr 02-31 Mar 03 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2002(B)
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	50.6	(34.0)	11.2	45.2	84.6
Doubtful credits	危険債権	226.2	(21.1)	66.8	88.0	247.3
Total	合計	276.8	(55.2)	78.1	133.2	332.0

②Progress of Off-balancing

②オフバランス化の実績

(Billions of Yen)

		Six-month period ended September 30,2004	For the year ended March 31,2003	For the year ended March 31,2002
Final disposal of NPLs (Non-performing Loan) by Liquidation	清算型処理	–	1.9	0.4
Final disposal of NPLs (Non-performing Loan) by restructuring	再建型処理	0.0	22.4	5.3
Improvement in debtor's business performance due to restructuring	再建型処理に伴う業況改善（△）	–	–	–
Securitization	債権流動化	30.7	44.2	54.2
Direct write-offs	直接償却	9.5	(57.3)	(5.8)
Other	その他	33.4	65.3	79.1
Collection / repayment, etc	回収・返済等	22.6	58.4	65.0
Improvement in Debtors' performance	業況改善	10.7	6.8	14.0
Total	合計	73.7	76.5	133.2

7.The states of bankruptcy due to classification of loan categories
【Non-Consolidated】

7．格付別倒産状況
【単体】

①Internal rating 1year before bankruptcies **①倒産1年前の行内格付**

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	Six-month period ended September 30,2004		Six-month period ended September 30,2003		Six-month period ended September 30,2002	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	–	0	–	0	–
Category Ⅴ	Ⅴ	1	0.9	0	–	0	–
Category Ⅵ	Ⅵ	0	–	1	0.0	0	–
Category Ⅶ	Ⅶ	1	0.1	2	0.8	2	0.1
Category Ⅷ	Ⅷ	0	–	1	0.0	3	0.3
Category Ⅸ	Ⅸ	6	2.4	10	2.2	17	6.6
Category Ⅹ	Ⅹ	0	–	0	–	3	2.5
Category ⅩⅠ	ⅩⅠ	3	1.3	4	1.1	5	2.0
Category ⅩⅡ	ⅩⅡ	4	3.8	3	0.9	8	11.3
No rating	格付なし	0	–	5	0.8	2	0.1

②The classification of loan categories in half year ago **②倒産半期前の行内格付**

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	Six-month period ended September 30,2004		Six-month period ended September 30,2003		Six-month period ended September 30,2002	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	–	0	–	0	–
Category Ⅴ	Ⅴ	1	0.9	1	0.0	0	–
Category Ⅵ	Ⅵ	0	–	0	–	0	–
Category Ⅶ	Ⅶ	1	0.1	3	0.7	0	–
Category Ⅷ	Ⅷ	0	–	3	1.0	4	0.4
Category Ⅸ	Ⅸ	5	1.1	8	1.3	15	5.7
Category Ⅹ	Ⅹ	0	–	0	–	0	–
Category ⅩⅠ	ⅩⅠ	1	0.7	5	1.0	3	0.8
Category ⅩⅡ	ⅩⅡ	7	5.6	5	1.6	17	16.1
No rating	格付なし	0	–	1	0.0	1	0.0

（注）1. 小口（与信額５０百万円未満）は除いております。

(Note 1) Bankruptcies with credit amount less than 50 million yen are excluded.

（注） 2金額は与信ベースであります。

(Note 2) The amounts are based on credit.

8. Loan portfolio

8．業種別貸出状況等

①Classification of loans by type of industry

①業種別貸出金

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	7,510,253	(436,880)	(390,895)	7,947,133	7,901,148
Manufacturing	製造業	854,222	(133,138)	(179,930)	987,360	1,034,152
Agriculture	農業	7,129	(1,274)	(1,066)	8,403	8,195
Forestry	林業	51	0	0	51	51
Fishery	漁業	3,669	331	(179)	3,338	3,848
Mining	鉱業	5,251	(2,338)	(4,280)	7,589	9,531
Construction	建設業	327,478	(88,078)	(87,895)	415,556	415,373
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	11,199	(2,894)	(4,505)	14,093	15,704
IT and telecommunication	情報通信業	41,336	(6,964)	(5,508)	48,300	46,844
Transportation	運輸業	334,662	(30,771)	(17,083)	365,433	351,745
Wholesale and retail	卸売・小売業	633,887	(146,554)	(139,960)	780,441	773,847
Finance and insurance	金融・保険業	290,539	(17,132)	(119,296)	307,671	409,835
Real estate	不動産業	864,880	(17,412)	25,298	882,292	839,582
Services	各種サービス業	870,015	(16,101)	(45,584)	886,116	915,599
Local governments	地方公共団体	76,164	5,153	6,780	71,011	69,384
Others	その他	3,189,769	20,293	182,314	3,169,476	3,007,455

②Classification of Risk Managed Loans by type of industry

②業種別リスク管理債権

【Non-Consolidated】 【単体】 (Millions of yen)

Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	289,630	(43,569)	(83,434)	333,199	373,064
Manufacturing	製造業	28,314	(10,390)	(13,733)	38,704	42,047
Agriculture	農業	537	471	419	66	118
Forestry	林業	51	51	51	–	–
Fishery	漁業	431	(6)	(14)	437	445
Mining	鉱業	45	0	(216)	45	261
Construction	建設業	25,410	(7,011)	(11,902)	32,421	37,312
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	–	–	–	–	–
IT and telecommunication	情報通信業	1,548	(1)	580	1,549	968
Transportation	運輸業	1,914	(1,059)	(1,296)	2,973	3,210
Wholesale and retail	卸売・小売業	36,531	(3,331)	(10,747)	39,862	47,278
Finance and insurance	金融・保険業	19,013	(2,723)	(4,448)	21,736	23,461
Real estate	不動産業	73,943	(23,824)	(42,389)	97,767	116,332
Services	各種サービス業	46,230	2,560	(2,848)	43,670	49,078
Local governments	地方公共団体	–	–	–	–	–
Others	その他	55,659	1,696	3,109	53,963	52,550

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry

③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	291,441	(43,869)	(83,647)	335,310	375,088
Manufacturing	製造業	28,398	(10,492)	(13,844)	38,890	42,242
Agriculture	農業	594	470	461	124	133
Forestry	林業	51	51	51	–	–
Fishery	漁業	431	(6)	(14)	437	445
Mining	鉱業	45	0	(219)	45	264
Construction	建設業	25,571	(7,019)	(11,979)	32,590	37,550
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	–	–	–	–	–
IT and telecommunication	情報通信業	1,550	(1)	581	1,551	969
Transportation	運輸業	1,914	(1,062)	(1,298)	2,976	3,212
Wholesale and retail	卸売・小売業	36,749	(3,358)	(10,792)	40,107	47,541
Finance and insurance	金融・保険業	19,498	(2,762)	(4,138)	22,260	23,636
Real estate	不動産業	74,102	(23,789)	(42,414)	97,891	116,516
Services	各種サービス業	46,388	2,497	(2,950)	43,891	49,338
Local governments	地方公共団体	–	–	–	–	–
Others	その他	56,144	1,603	2,907	54,541	53,237

（注）要管理債権以下の債権が対象

Note: Credits in the category of unrecoverable or valueless, doubtful or in need of special caution are classfied in the above table.

④Loans to small and medium-sized businesses and Percentage to total domestic loans
④中小企業等貸出残高および貸出比率

【Non-Consolidated】 【単体】 (Millions of yen、%)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to small and medium-sized businesses	中小企業等貸出残高	6,155,700	(446,160)	(258,390)	6,601,860	6,414,090
As a percentage of total domestic loans	中小企業等貸出比率	81.9	(1.1)	0.8	83.0	81.1

⑤Individuals loan
⑤消費者ローン残高

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Individuals	消費者ローン残高	3,175,772	22,644	186,722	3,153,128	2,989,050
Residential loans	住宅系ローン	2,858,351	24,520	189,630	2,833,831	2,668,721
Housing loans	住宅ローン	1,897,989	9,557	151,438	1,888,432	1,746,551
Apartment loans	アパートローン	960,362	14,963	38,192	945,399	922,170
Other individual loans	その他のローン	317,421	(1,876)	(2,908)	319,297	320,329

9.Loans to Entities Overseas by Country
9．国別貸出状況等

①Certain Overseas Loans
Not applicable

①特定海外債権残高
該当ありません

②Loans to certain areas
②地域別貸出金残高

【Non-Consolidated】 【単体】 (Millions of Yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Loans to Asian countries	アジア向け	2,583	(207)	(948)	2,790	3,531
Risk-managed loans	うちリスク管理債権	1,041	44	1,041	997	−
Loans to Latin America	中南米向け	1,735	(88)	(399)	1,823	2,134
Risk-managed loans	うちリスク管理債権	−	−	−	−	−
Loans to Russia	ロシア向け	−	−	−	−	−
Risk-managed loans	うちリスク管理債権	−	−	−	−	−

10. Loans and Deposits
１０．預金、貸出金の残高

①Balances of Loans and deposits
①預金・貸出金の末残・平残

【単体】 (Billions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Deposits (outstanding balance)	預金（末残）	8,802.1	(352.2)	(235.7)	9,154.3	9,037.8
Deposits (average balance)	預金（平残）	8,890.5	73.7	0.7	8,816.8	8,889.8
Loans and bills discounted (outstanding	貸出金（末残）	7,510.2	(438.7)	(392.9)	7,948.9	7,903.1
Loans and bills discounted (average balance)	貸出金（平残）	7,575.6	(48.0)	10.2	7,623.6	7,565.4

②Breakdown of depositors' categories
②預金者別預金末残
（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】 【単体】 (Billions of yen)

		September 30,2004(A)	(A)-(B)	(A)-(C)	March 31,2004(B)	September 30,2003(C)
Corporation	法人	1,716.0	(301.3)	(257.8)	2,017.3	1,973.8
Individuals	個人	6,820.1	35.0	60.8	6,785.1	6,759.3
Local Public	公金	150.7	(89.7)	(45.8)	240.4	196.5
Financial institutions	金融	115.3	4.0	7.2	111.3	108.1
Total	合計	8,802.1	(352.2)	(235.7)	9,154.3	9,037.8

File No. 82-34814
Exhibit A-2

November 15, 2004

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: The state of progress of the Plan for Reinforcement of Functions of Relationship Banking.

The Bank of Yokohama, Ltd (Chairman, President and CEO Sadaaki Hirasawa) present in following report an outline of out findings on the state of progress of the Bank up to September 2004, based on our Plan for Reinforcement of Functions of Relationship Banking which was drawn up August 2003.

Overall Progress and Its Evaluation

1. On Efforts in the First Half of 2004

The Bank has, as is stated below, focused on realization of its plan since the development of the "Plan for Reinforcement of Functions" as of August 2003. In FY03, we mainly undertook the introduction of new services and system improvements and human development. In the first half of FY04, we were successful in accomplishing our goals in several areas, by implementing measures based on previous efforts, as well as continuing to improve our systems and introduced a new scheme for financing.

With respect to reinforcement of functions for supporting the foundations of businesses and new businesses, we have used the most of external institutions, including promotion of the use of training seminars sponsored by the Regional Banks Association of Japan and Small and Medium Sized Enterprise Center and continuous participation in "TSUNAMI," a venture business support organization. We also made efforts at implementation of "Intellectual Property Right Financing" and "Financing with Subscription Rights for New Shares," which we started to administer in FY03. Regarding strengthening of the financing examination system, we have assigned 'credit analysis instructors" to the Credit Department, who provide professional instruction on loan examination know-how to our branches, we have thus aimed at strengthening our capability of examination and negotiation.

With respect to reinforcement of business consulting and support functions to our client companies, we have continued to strengthen our efforts with thorough information and public relation activities for business matching services with commission in FY03.

With respect to normalization of loans in need of caution, in addition to previous efforts, we have further improved our system by clarifying policies for support in management improvements and granting incentives to branches. We were able to yield results in terms of improvements and maintaining categories of debtors in relation to the clients for which we had to focus on normalization through implementation of management improvement support measures.

Regarding efforts at early rehabilitation of business, we made specific efforts for realization of supporting schemes, including pre-package type business rehabilitation, use of external institutions such as the RCC and debt equity swaps, etc., as well as continuing to conduct DIP financing. We also dispatched personnel to the "Kanagawa Small and Medium Sized Enterprise Rehabilitation Support Council," which was organized in 2003 to develop a management improvement plan, and within the Bank, system improvements have been made by preparing and conducting training for human development.

With respect to new efforts for loan promotion to small and medium sized enterprises, we have actively providing a new loan product, the "Super Business Loan," which does not depend excessively on security and guarantee, as well as private offerings and syndicated loans. We have also realized implementation of the first PFI case of the Bank and participation in municipal CLOs.

Regarding improvement of an explanation system for customers and reinforcement of consulting and complaint management functions, we have revised internal regulations based on the objectives of the "Business Guidelines" revision and also improved our monitoring system to make swift and appropriate responses to complaints.

With regard to efforts for securing soundness and improvement in profitability, we have carried out appropriate self-assessment and write-off and reserves, based on the objectives of the "Financial Inspection Manual" and "Business Guidelines," as well as improve accuracy in real estate security evaluations toward a more precise and advanced credit risk management. In addition, we have also advanced our system development which can contribute to stronger collaboration between our internal rating system and self-assessment. In the field of disclosure regarding regional contributions, we have conducted announcement and publicity in the publications and enhancement of disclosed contents.

2. Evaluation on Progress until the First Half of FY04

As regards the progress of the Plan for Reinforcement of Functions so far, as was stated in the above, the Bank has responded mainly by introduction of services and system improvement in FY03, and from FY03 to FY04, we could obtain our specific results. Among these, with respect to normalization of loans in need of caution, we were able to improve and maintain our categories of debtors by strengthening the efforts of restructuring support. We have also been gradually concretizing efforts for our support scheme, including pre-package type business rehabilitation, use of external institutions such as RCC and debt equity swaps, etc., which were responses to early business rehabilitation. In addition, we have broadly responded to fund needs from the region through our Super Business Loan, private offerings, syndicated loans and participation in municipal CLOs, etc. On the other hand, we have emphasized improvement of our explanation system to customers and enhancement of consulting and complaint management functions. As regards treatment of disclosure, we also made efforts to improve disclosed contents in terms of quality and quantity, so that we may receive understanding of customers in the region.

As for the second half of FY04, we will further deepen our resolve in promoting the Plan for Reinforcement of Functions as relationship banking. Specifically, we will make our best efforts to realize the vision raised in the "Plan for Reinforcement of Functions" and a thorough implementation of strategies of a regional financing institution and provision of high quality financial services.